
2001 ANNUAL REPORT
TIME
OSHKOSH



$1,170.3 (29%)
$1,329.5 (14%)
$1,445.3 (9%)
1999
2000
2001

NET SALES
and percent growth (dollars in millions)



$76.2 (56%)
$98.1 (29%)
$98.3 (0%)
1999
2000
2001

OPERATING INCOME
and percent growth (dollars in millions)



$2.39 (88%)
$2.96 (24%)
$2.98 (1%)
1999
2000
2001

EPS
and percent growth

SUMMARY FINANCIAL HIGHLIGHTS (1)

OSHKOSH TRUCK CORPORATION

Selected historical consolidated financial data. Fiscal years ended September 30, 2001.
(dollars in thousands, except share and per share amounts)

	2001 (6)	2000	1999
NET SALES (1)	$1,445,293	$1,329,516	$1,170,304
OPERATING INCOME	98,296	98,051	76,213
INCOME FROM CONTINUING OPERATIONS (2)	50,864	48,508	31,191
PER SHARE ASSUMING DILUTION	2.98	2.96	2.39
NET INCOME (2) (3) (4)	50,864	49,703	31,131
PER SHARE ASSUMING DILUTION (2) (3) (4)	2.98	3.03	2.39
TOTAL ASSETS (5) (6)	1,089,268	796,380	753,290
NET WORKING CAPITAL (5) (6)	123,949	76,500	46,709
LONG-TERM DEBT (INCLUDING CURRENT MATURITIES) (5) (6)	359,280	162,782	260,548
SHAREHOLDERS' EQUITY (5)	347,026	301,057	162,880
BOOK VALUE PER SHARE (5)	20.76	18.06	12.70
BACKLOG	799,000	608,000	487,000

(1) All references to per share amounts have been restated to reflect the three-for-two split of the company's Common Stock in the form of a 50 percent stock dividend effected on August 19, 1999. Historical sales restated to reflect adoption of provisions of Emerging Issues Task Force No. 00-10, "Accounting for Shipping and Handling Fees and Costs." See Note 1 to Notes to Consolidated Financial Statements.

(2) Includes a $1,727 one-time foreign currency transaction gain in connection with euros acquired prior to the purchase of the Geesink Norba Group and includes a $1,400 reduction in income tax expense related to settlement of certain income tax audits.

(3) Includes income from discontinued operations of $2,015 ($0.12 per share) in fiscal 2000. See Note 12 to Notes to Consolidated Financial Statements.

(4) Includes after-tax extraordinary charges of $820 ($0.05 per share) in 2000 and $60 ($0.00 per share) in 1999 related to early retirement of debt.

(5) On November 24, 1999, the company prepaid $93,500 of term debt under its senior credit facility from proceeds of the sale of 3,795,000 shares of Common Stock. See Notes 4 and 7 to Notes to Consolidated Financial Statements.

(6) On October 30, 2000, the company acquired for cash all of the issued and outstanding capital stock of Medtec Ambulance Corporation. On March 6, 2001, the company purchased certain assets from TEMCO. On July 25, 2001, the company acquired for cash all of the issued and outstanding capital stock of the Geesink Norba Group. Acquisitions are financed from available cash or borrowings under the company's bank facility. See Note 3 to Notes to Consolidated Financial Statements.

When performance is measured by extremes and the challenges are unforgiving. When the job is anything but easy and getting it done means giving it everything you've got. When the only difference between going through and going nowhere is the emblem on the grill.

Let it be Oshkosh.

Table of Contents

Please refer to the definition of "markets" and Forward-Looking Statements on page 35. All references to "markets" and forward-looking statements made in this 2001 annual report should be read in conjunction with this disclosure.

This is an incredible time for Oshkosh Truck Corporation.

A time to move our company ahead, despite difficult economic and market conditions. It's our chance to prove our business strategies work for the present and the future. We need to go first in the arena of new product development and look across the globe with distribution and expansion plans. This is the time to meet the challenges of the economy and marketplace head on.



Robert G. Bohn
Chairman, President and CEO

A Year of Achievement

Although the economy stumbled in 2001, Oshkosh Truck Corporation had a good year:

- Sales grew 9 percent to $1.45 billion
- Income from continuing operations came in at $50.9 million, up 5 percent
- Earnings per share were $2.98, compared to $2.96 last year

In the midst of a major industrial recession, we had three strong businesses to keep us on course. We held steady in the face of a serious, but anticipated, 30 percent downturn in the concrete placement market. These results prove that we have balanced our corporation through consistent diversification.





On January 8, 2001, Oshkosh was recognized by Forbes as one of the 400 "Best Big Companies in America." In February, McNeilus strengthened its leadership position by securing a three-year contract to supply all of Waste Management's rear loader refuse bodies for its North American operations.

In April, we achieved Milestone III on the U.S. Marine Corps' Medium Tactical Vehicle Replacement ("MTVR") contract – approval for full-rate production of this revolutionary truck. Approval came ahead of schedule and commanded an immediate ramp-up in production. The MTVR accounted for $139.6 million of 2001 revenues.

In July, we closed on the acquisition of the Geesink Norba Group, taking a major step in our international expansion strategy and establishing a firm foothold in the European market.

In August, we welcomed Richard Donnelly to our board of directors. As former president of GM Europe, I consider his insight on global expansion and his business acumen to be invaluable to our future.

We were also deeply saddened by the death of John Mosling. As president, John guided this company from 1956 to 1981. He continued his service as chairman and chairman emeritus of our board of directors until his death. His was a life of inspiration and vision, and his counsel will be missed.

Finally, at fiscal year end, I was very pleased to reach an agreement with the United Automobile Workers, Local 578, on a five-year contract that provides for the well-being of our employees and our company. Throughout our corporation, we are fortunate to have a highly skilled, highly motivated work force.

Maximizing Profitability

In North America, concrete was poured at record levels in 2001, but our customers weren't buying new mixers due to concerns about the economy. Our concrete placement business was significantly affected. Overall, the market for concrete mixers was 30 percent lower in 2001 than in 2000. We believe further softening of the market will continue through the first half of fiscal 2002.

On the heels of this downturn, we initiated a company-wide profit improvement program. From inventory control and a paperless production process to production line optimization and a comprehensive staffing review, the corporation responded to changing market conditions with adjustments to improve our business model.



Truck. It solidifies
leadership position
all business

In Front with New Products

Product development is critical to the long-term success of Oshkosh Truck. It solidifies our leadership position in all business segments. We consider it a vital investment in our future.

For instance, the large defense programs we are pursuing – the U.S. Army's Family of Medium Tactical Vehicles ("FMTV") and the U.K. Ministry of Defence's tanker and support vehicles – are among the most significant development investment projects in the company's history. If we win the contracts, their value could reach $15 billion over 20 years.



The Striker™ Aircraft Rescue and Fire Fighting ("ARFF") vehicle demonstrates the development process we have refined. The project involved closely knit design and production teams, technologies from multiple business segments and substantial customer research to ensure the product design met the needs of the marketplace. The result was a revolutionary new ARFF truck that offers better maneuverability, better visibility and better stability to make responses faster and safer.

I'm particularly excited about the dramatic progress we have made in developing our ProPulse™ electric drive system. In October, we became the first manufacturer to integrate electric drive technology into a heavy defense tactical vehicle. We see potential for ProPulse technology to power vehicles for many other applications and believe it can transform the future of heavy-duty truck propulsion. Developing and promoting this technology will be a major priority for the next five years.

We see the potential for ProPulse technology . . . and believe it can transform the future of heavy-duty truck propulsion.

Strengthening Our Brand Portfolio

In an age when many acquisitions fail to produce the desired revenue and sales growth, we have continuously demonstrated an ability to successfully acquire and integrate companies. By keeping the best of their capabilities and culture and incorporating our management perspectives for growth, we have generated remarkable results.

We target one new market platform acquisition every 18 to 36 months, and look to complete at least one tuck-in acquisition annually. Because we consider scale of distribution, manufacturing and product development to be crucial for sustained growth, we buy only companies that hold a leading market position.

In 2001, Medtec Ambulance Corporation joined our fire and emergency business. We also completed the acquisition of the Geesink Norba Group, a leading European manufacturer of refuse collection bodies, making Oshkosh one of the leading refuse collection body manufacturers in the world.


and culture and
incorporating
our management
perspectives
for growth, we
have generated
remarkable results.
dusseldorp

In keeping with our acquisition strategy, the target is for the Geesink Norba Group acquisition to be accretive in the coming year. To achieve that target, a cross-functional integration team will focus on increasing profitability and efficiency in the areas of purchasing and manufacturing. Their job is to deliver $2.0 to $3.5 million in synergies in fiscal 2002. In addition, the team will look to increase sales by targeting the five largest European markets – the U.K., Germany, France, Italy and Spain. We have an exciting time ahead of us, with new, strong brand names and an organization that has global presence and expertise.



Going Forward

It's difficult to imagine that the tragic events of September 11 will not impact our defense business. Today, investment in the strength of the U.S. military has become a significant priority for our nation. We believe Oshkosh is uniquely positioned to provide a wide selection of defense trucks that meet the needs of both homeland defense and rapid deployability around the globe.



A new national spotlight has also been thrown onto the funding inadequacies for fire service and terrorism response. Local fire and police departments are the first line of response to terrorist activities, and their readiness is a national priority. Again, Oshkosh is prepared to meet these changing needs.

The focus for 2002 is the integration of the Geesink Norba Group and reducing debt by $75 million. We continue to target 10 percent organic revenue growth annually, complemented by selective, strategic acquisitions. In addition, our current initiatives target improving operating income margins to 8 percent, once the economy rebounds. Our focus on return on invested capital strengthens each quarter, and our goal for improving inventory turns is 20 percent in fiscal 2002. Our cost reduction target is $10 million; however, we plan to continue investing in product development to help build long-term growth.

Go Time

This is the time for bold moves. A time to not only identify, but satisfy customer needs. Time to increase sales and maximize profitability over the long term. Time to step up to the challenges of the day.

We have some of the best minds and brightest talents in the field. We have the strategies in place to grow our success. As 2002 hovers on the horizon, I am thrilled to tell you, it's Go Time at Oshkosh Truck.

Robert G. Bohn

Robert G. Bohn
Chairman, President and CEO
December 7, 2001

OSHKOSH

DEFENSE

Heavy Expanded Mobility Tactical Trucks ("HEMTT"); HEMTT-Load Handling System; Palletized Load System ("PLS") trucks and trailers; Logistic Vehicle Systems ("LVS"); Heavy Equipment Transporters ("HET"); Medium Tactical Vehicle Replacements ("MTVR") – standard and cab-over; Euro-tanker and cargo vehicles; HEMTT remanufacturing; integrated logistics support, including service, parts, training and manuals

MAN Group
Volvo Truck Corporation
Stewart & Stevenson Services Inc.

- Comprehensive product line
- Long-standing reputation for superior performance
- Leading truck technologies, including TAK-4™ independent suspension, corrosion resistance, transfer cases and Command Zone™ electronics
- ProPulse™ electric drive technology
- HEMTT and MTVR are C-130 air transportable
- Worldwide integrated logistics support

- Army transformation initiative is focused on a lighter, more rapidly deployable force, emphasizing trucks that are deployable worldwide by C-130 aircraft
- Medium tactical truck programs – MTVR and FMTV – are a priority in order to replace aging fleets
- Diagnostic/prognostic electronics
- Alternative drive technologies

THE EVENTS OF FISCAL 2001

Oshkosh designs the Highland all-wheel drive chassis for vocational truck markets.

Oshkosh enters the ambulance market with the acquisition of Medtec Ambulance Corporation.



McNeilus introduces new Atlantic Series front loading refuse packer.

Oshkosh is the first truck manufacturer to be honored with the David Packard Award – the highest recognition the Department of Defense gives for acquisition excellence.

Received request for proposal for Phase I of the Family of Medium Tactical Vehicles ("FMTV") program.



Oshkosh extends line of MTVRs with an ultra-performance tow truck model. This is the first defense truck equipped with Command Zone technology.

Sacramento orders $5.6 million in Pierce fire apparatus equipped with TAK-4 independent suspension.

Pierce earns Wisconsin Business Friend of the Environment Award.

Oshkosh unveils ProPulse equipped HEMTT-LHS and becomes the first manufacturer to integrate an electric drive system on a heavy tactical defense truck.

Oshkosh receives contract from U.S. Marine Corps for e-business aftermarket parts program.



Oshkosh unveils new, high-tech Striker ARFF truck to airport fire service.

Medtec and Pierce serve as official fire and emergency apparatus of the legendary Sturgis Motorcycle Rally.

Chicago, Ill., awards Pierce a three-year contract to supply aerial ladder trucks.

Richard Donnelly, former GM Europe president, joins Oshkosh board of directors.

Oshkosh receives federal government funding to develop ProPulse electric drive technology for military trucks.

Pierce Florida Division builds 500th Contender Series fire truck.

The U.S. Navy takes delivery of Oshkosh's newest defense truck, the MTVR.

Oshkosh closes deal to acquire Geesink Norba Group, a leading European manufacturer of refuse collection bodies.


dusseldorp
SCANIA

New York and New Jersey Port Authority orders 22 Striker ARFF trucks to protect John F. Kennedy International, Newark International, and LaGuardia airports.

McNeilus

COMMERCIAL: REFUSE HAULING

Refuse collection vehicle bodies: rear loaders – standard heavy-duty, Metro-Pak,™ XC and tag axle; front loaders – Atlantic™ and Pacific™ Series; side loaders – manual, manual-automated, and AutoReach® automated; roll-offs; mobile and stationary compactors; demountable containers and container handling equipment; waste transfer stations; financing; aftermarket service; training

Faun Umwelttechnik GmbH & Co.
The Heil Company, Inc. (a subsidiary of Dover Corporation)
Wittke Waste Equipment Ltd. (a subsidiary of Northside Group Inc.)

- Broad product offering
- Packers offer low maintenance costs and high productivity
- Extensive international sales and service network
- Large-scale, high-efficiency manufacturing operations

- Approximately 10,000 refuse trucks sold last year in the United States; 6,500 in Europe
- Per capita waste continues to rise
- Growing wealth of Eastern Europe expected to increase demand over time
- Due to limited landfill space, refuse is being hauled greater distances
- Privatization of waste collection is growing in the United States and Europe
- New ergonomic regulations will speed trend toward automation
- Facility sorting of recyclables reducing need for multi-compartment vehicles
- Alternative fuel vehicles

McNeilus OSHKOSH

COMMERCIAL: CONCRETE PLACEMENT

Standard rear-discharge mixers; Bridgemaster® rear-discharge mixers; sliding mixer systems; S-Series front-discharge mixers; central-mix, mobile and portable concrete batch plants; Highland™ all-wheel-drive trucks; financing; aftermarket service; training

Advance Mixer, Inc. (a subsidiary of the Prince Group)
Continental Manufacturing Co., Inc.
Kimble Mixer Co.
London Machinery, Inc.

- Large-scale, high-efficiency manufacturing operations
- Nationwide service network
- Mixers have a reputation for reliability and longevity
- Broad product line provides single-source solutions for concrete producers
- Large installed base for ongoing parts and service

- Approximately 5,000 mixer trucks sold last year in the United States, down from 7,500 the previous year
- Consolidation of concrete producers worldwide
- Use of concrete in place of other construction materials is on the rise
- Portland Cement Association is forecasting stable cement volumes (-5% in 2002, +4.5% in 2003)

Pierce. OSHKOSH A PIERCE COMPANY

FIRE & EMERGENCY

Custom chassis - Contender,™ Saber,® Enforcer,™ Dash,® Lance,® Quantum® and Arrow; custom pumpers; commercial pumpers; aerials - 75' ladder, 105' ladder, 85' platform, 100' platform, 95' mid-mount platform, 95' mid-mount ladder; Sky-Boom® telescoping waterway; Sky-Arm® articulating ladder platform; heavy, medium- and light-duty rescues; ENCORE™ rescues; Hawk™ wildland vehicles; elliptical tankers; pumper tankers; specialty fire apparatus; Type I, II and III ambulances; T-Series and Striker™ Aircraft Rescue and Fire Fighting ("ARFF") vehicles; HB-Series snow blowers; P-Series plow trucks; MPT-Series municipal plow trucks; financing; aftermarket service; training

Emergency One, Inc. (a subsidiary of Federal Signal Corporation)
Halcore
Kovatch Mobile Equipment Corporation
McCoy Miller
Wheeled Coach Industries (a subsidiary of Collins Industries)

- Single-source designer and manufacturer of fire apparatus and ambulances
- Industry leader in new product development
- Proprietary components, including:
  - Hercules™ and Husky® foam systems
  - Command Zone™ advanced electronics
  - TAK-4 independent suspension
  - ALL STEER® all-wheel steering
- Reputation for outstanding quality and safety
- Strong distribution network

- Approximately 10,000 fire apparatus and ambulances sold last year in the United States
- Increased federal funding through Federal Emergency Management Agency
- Increased integration of foam systems on fire apparatus
- More emergency medical service ("EMS") calls than fire calls
- Consolidation among departments
- Terrorism response
- Purchasing consortiums

Oshkosh named one of the 400 Best Big Companies in America by Forbes.


AMERICA'S 400 BEST BIG COMPANIES
Forbes
COMPANY OF THE YEAR
CHARLES SCHWAB & CO.
HANG TIGHT JOE SIX PACK, THIS SCRAPPY DISCOUNTER IS MOVING UPTOWN.

Oshkosh 8x8 Heavy Equipment Transporter is selected by United Kingdom Ministry of Defence.

McNeilus enters paving batch plant market with T-21 portable concrete batch plant.

Pierce introduces Oshkosh TAK-4 independent suspension system to the fire service with installation on two top-selling chassis.

Oshkosh expands availability of truck parts manuals and ordering to the Internet.

Pierce becomes the only fire apparatus manufacturer in the United States to offer high-flow, articulating aerial booms for the industrial market through an agreement with Schwing America.

McNeilus receives three-year contract to supply all rear loading refuse packers for Waste Management.



After almost a decade of development and more than 180,000 miles of rigorous testing, Oshkosh ships first MTVR to the Marines.

Due to popularity of the TAK-4 independent suspension in the fire service, Pierce makes it available on a third chassis model, the Enforcer.

Pierce launches nationwide educational tour for compressed air foam technology.



Oshkosh receives approval for full-rate production of the MTVR ahead of contract schedule.

Oshkosh wins Phase I Contract for U.S. Army Family of Medium Tactical Vehicles ("FMTV"). This is the first phase of a two-part competition for the Army's medium-duty truck business. Requirements are estimated at more than $13 billion over next 20 years.

Kewaunee Fabrications breaks ground on major plant expansion to provide complete turnkey service for customers.

Oshkosh achieves major military milestone when the first Army Brigade Combat Team is equipped with versatile HEMTT-LHS.

Oshkosh buys certain assets of Trinity Equipment Manufacturing Company ("TEMCO"), a concrete mixer and parts manufacturer, to serve aftermarket needs of concrete producers.

Pierce receives order to refurbish 23 fire trucks for the U.S. Army.

Oshkosh is awarded Family of Heavy Tactical Vehicles contract that combines several vehicle models under a single contract. This five-year contract has a potential value of more than $1 billion.


GEESINK
dusseldorp
dusseldorp
uw partner in milieuzorg
94D
230
BL-LZ-83

The world is erupting with opportunity.

A vast terrain where our products help diverse populations. A changing landscape where careful planning opens markets for those who can see the potential. A strong community where partnerships span oceans. This is the world we see. This is the world of Oshkosh.







Acquisition and global expansion are cornerstones of the growth strategy guiding the future of Oshkosh Truck.

New Milestones

In fiscal 2001, Oshkosh Truck successfully expanded its presence outside North America and broadened its diversification with the addition of two specialty truck body companies that complement the Oshkosh family of leading brands.

In early fiscal 2001, Medtec Ambulance Corporation was reintroduced to the market as Pierce's sister company. In July, Oshkosh Truck made significant inroads into the European market by purchasing the Geesink Norba Group, a leading European manufacturer of refuse collection truck bodies, mobile and stationary compactors, and transfer stations, with annual sales of approximately $120 million.

Both of these moves have opened new markets for Oshkosh Truck, added substantial assets to the company's portfolio, and helped expand the leadership position Oshkosh holds in the world of specialty trucks and truck bodies.

Developing Europe

The acquisition of an established leader like the Geesink Norba Group gives Oshkosh a solid base in the European marketplace, with key manufacturing facilities and distribution channels in 16 European countries. With three powerful brands – McNeilus®, Geesink and Norba – Oshkosh is now one of the world's leading producers of refuse collection vehicle bodies.



Geesink Norba brings a breadth of products and world-class technology that can be leveraged across all three Oshkosh brands of refuse bodies. Certain Geesink Norba safety features, lifting devices and electrical systems are particularly relevant to the North American market. McNeilus front loader designs are also being considered for the European market.

Geesink Norba brings a cost-competitive European manufacturing platform and enhanced international distribution channels to Oshkosh. Moreover, the direct-distribution model of the Geesink Norba Group is similar to the McNeilus model in North America.

The company has locations in the Netherlands, Sweden, the United Kingdom, France, Germany, Italy, Spain, Belgium, Denmark and Poland that provide immediate and decisive market penetration into the growing European refuse industry and strengthen the company's ability to serve global waste haulers. This network delivers an even larger global framework for distribution, parts and service opportunities for the other product lines of Oshkosh Truck.


WATER WITCH EMS

Giving Customers More

Oshkosh subsidiary, Pierce Manufacturing Inc., is the leading North American manufacturer of custom fire apparatus. When Oshkosh decided to add a line of custom ambulances to its fire and emergency business and market these ambulances under the Pierce brand umbrella, the company again looked to one of the leading names in the industry – Medtec Ambulance Corporation.

Medtec manufactures a broad line of custom ambulances for private patient transporters, fire departments and public transporters. With the addition of Medtec, Oshkosh is in a strong position to address the growing, national trend of combining fire and patient transport services in the same department. At the same time, this move opens a new customer base for Oshkosh, bringing the company into the general ambulance market, which is estimated at 5,000 units annually in the United States.

Expanding Key Markets

International markets present strong opportunities for Oshkosh® defense products. Medium-payload trucks represent approximately 60 to 65 percent of defense trucks sold internationally, making the MTVR an ideal platform for many foreign military customers. A new cab-over version of the traditional MTVR design was also developed to give both domestic and international customers another choice in this product line.



In fiscal 2001, the U.K. Ministry of Defence selected a European derivative of the combat-proven Heavy Equipment Transporter ("HET") as their primary vehicle for that use. The initial contract value is approximately $75 million. We also expect the expertise gained from this contract will be invaluable in competing for additional U.K. Ministry of Defence contracts in the next two years.

International sales of fire and emergency equipment have also grown in fiscal 2001. Significant gains have been made in the South American market with commercial pumpers sold to Costa Rica, Mexico and several other South American countries.

South America is also an expanding market for refuse collection vehicles. In 2001, Oshkosh began assembly of refuse collection bodies at our affiliate in Mexico. These products are to be sold throughout the Latin American market.

Go Global

Acquisition and global expansion are cornerstones of the growth strategy guiding the future of Oshkosh Truck. They are not taken lightly. Every possibility must fit into a larger strategy focused on the seamless integration of distribution, technology, production techniques and workforce expertise.

The strategies are sound and critical to the long-range success of Oshkosh Truck. They have already demonstrated tangible results. Pro forma for the acquisition, approximately 15 percent of Oshkosh's fiscal 2001 revenues would have been generated by countries outside of North America. We are well on our way to achieving our stated target of 20 percent of total revenues generated overseas.


Striker

GO FIRST

It's dangerous. It's dirty.
It's physically and mentally draining.

It's the work most people take for granted. Those doing it are heroes who must pass a daily test of strength and stamina. They are the reason Oshkosh trucks are built to claw through anything and keep going no matter what man or nature throws in their way. The heroes who protect, build, defend and serve deserve the best trucks in the world. And Oshkosh exists to serve these heroes.

Living on the Leading Edge

Developing new products and new technologies is the lifeblood of Oshkosh Truck. The company considers this development a core strategy for growth and continues large investments in this area, regardless of a soft economy. Innovation is one of the most important ways Oshkosh responds to customer needs.





Innovation is one of the most important ways Oshkosh responds to customer needs.

Sharing Knowledge



Oshkosh manufactures vehicles for many different markets, which gives the company a competitive advantage, since technology developed for one market is often relevant to others. Oshkosh has a team dedicated to the cross-market application of technology, advancing the design and performance of all Oshkosh products.

In 2001, Pierce brought the remarkable ride quality and performance benefits of the TAK-4 independent suspension to the municipal fire market. Prior to that time, the TAK-4 system was only available in defense and aircraft rescue and fire fighting ("ARFF") trucks.

Command Zone electronics have come full circle. An extension of the "sealed hood" concept developed for the defense community, Command Zone electronics was first introduced to the fire industry five years ago. Now, this technology has come back to the defense market and been incorporated into the new MTVR Wrecker to simplify the electrical wiring, diagnostics and control of the multiple component systems inherent to these vehicles.

First Response

The Striker was unveiled in August 2001 under the Oshkosh brand and has quickly taken its place as a revolutionary vehicle for the ARFF market. This truck has brought together the newest technologies from military, fire and commercial applications. From design to introduction, the Striker was brought to market in little more than seven months.



For the Pierce brand, new product innovations continue to drive sales. Products developed since 1997 accounted for nearly 55 percent of Pierce sales in fiscal 2001.

TAK-4 independent suspension was introduced to the fire service in 2001. The TAK-4 system, originally developed for military and ARFF applications, improves braking, ride quality and lifespan of Pierce apparatus. Pierce is the only fire truck manufacturer that can offer a proprietary independent suspension system, giving the company a competitive advantage.


the Striker
brought to
in little more
seven month

In addition, Pierce made inroads in the industrial fire fighting market with an improved version of its Husky foam system. This is in line with our strategy of niche market penetration where technology and design provide a competitive advantage.



Tactical Fire Fighting Truck



This vehicle is an excellent example of cross-utilization of technologies, resources and development efforts. Commissioned by the U.S. Army to be used on military installations throughout the world, the Tactical Fire Fighting Truck ("TFFT") is based on the eight-wheel-drive chassis of the Heavy Expanded Mobility Tactical Truck ("HEMTT") M977 and designed to suppress and extinguish aircraft, petroleum, wildland and structural fires. The TFFT is equipped with a 1,000-gallon water tank, a 1,000-gallon-per-minute pump and a Husky industrial foam system.

Because of the off-road capabilities of the HEMTT chassis, the TFFT can go through terrain that would be impassable to most fire trucks. And it is transportable on a C-17 aircraft, so it can be deployed anywhere in the world.

ProPulse Electric Drive Technology

ProPulse is the only hybrid electric drive specifically designed and built for severe-duty trucks. This technology can power the heaviest of trucks through severe operational environments and still deliver the environmental and economic benefits of a hybrid electric drive system. Fuel economy is increased by up to 40 percent, emissions are reduced, and on-board power generation offers enough electricity to power a city block, airfield, hospital or command center.



This new technology offers a full range of possible uses, including tactical trucks, homeland defense and disaster relief, peacekeeping missions, aircraft rescue and firefighting, municipal fire fighting, snow removal and many other commercial applications.



Defense Developments

Currently, eight Family of Medium Tactical Vehicle ("FMTV") prototypes are in production, with testing scheduled to begin later in fiscal 2002. These vehicles are part of the bid process for the U.S. Army program valued at more than $13 billion over the next 20 years. In addition, bid and proposal efforts ran at full throttle on two major requirements for the U.K. Ministry of Defence, with a potential value of $2 billion through 2009.

The new cab-forward design of the MTVR was developed to give domestic and international military customers another choice in MTVR configurations. The cab-forward design features more interior space for a four-person crew, enhanced visibility and increased maneuverability.

In addition to the new cab design, a new wrecker variation has been added to the MTVR line. This new model offers the best off-road towing capabilities in the Marine Corps' fleet and further demonstrates the versatility of this truck. The MTVR wrecker will be used to lift and tow seven-ton-payload trucks, Humvees and interim fast attack vehicles on and off-highway. Its 61,100-pound towing capacity allows it to tow fully loaded semi-tractor and trailer rigs.





Few companies have the vision, the ability or the courage to move forward with product innovations that can revolutionize an industry.

Atlantic Series Refuse Collection


Atlantic Series

Designed for the unique and unforgiving environments of East-Coast waste removal, the Atlantic Series is another example of the shared technology of Oshkosh development teams and the company's responsiveness to the needs of its customers.

This new packer body is engineered to carry heavy loads on narrow streets and still deliver the durability and reliability customers expect from McNeilus.

The key packer element is a new high-performance telescopic MaxRod™ cylinder. The precision design makes the packer more efficient. Plus, a new body mounting system, similar to those used in Oshkosh military trucks, is able to withstand the rigorous demands of refuse collection.



Concrete Placement

In fiscal 2001, McNeilus introduced the first portable concrete paving plant in the history of Oshkosh Truck Corporation. The T-21 is engineered to be easily moved from one site to the next and set up in as little as 12 hours. This batch plant gives customers the agility to move more efficiently and increase the profitability of paving operations – the single greatest concern for paving contractors.



McNeilus has also simplified the wiring harness and fuse box in its concrete vehicles. In doing so, maintenance and diagnostics have been made easier and more efficient so customers can keep their trucks running at peak performance.

New upgrades to the Bridgemaster model continue to set the pace for the industry and keep this truck as the best selling concrete mixer on the market.

Go First

Few companies have the vision, the ability or the courage to move forward with product innovations that can revolutionize an industry. Those who do quickly find themselves at the front of the pack, setting the pace for those who follow. Oshkosh maintains its lead in the technological arena because it listens to customers and continuously seeks improvement in everything the company builds. It's how Oshkosh honors the commitment made to those who put their faith in its products.


GO THROU

The spirit of an Oshkosh truck goes beyond its ability to claw through the challenges of environment and duty.

It lives in the details of every bolt, every weld, and everyone who has a hand in producing the severe-duty products rolling off the line. This spirit moves us to continuously develop greater efficiencies, enhance protocols and search out repeatable results. This is not about working faster, but about reaching higher. For excellence in manufacturing is a prerequisite for excellence in performance. And excellence in performance is the only option for those who put their faith in the spirit of Oshkosh.





Excellence in performance is the only option for those who put their faith in Oshkosh.

A True Test of Mettle

The best measure of a company's strength is how that organization handles adversity. For Oshkosh Truck Corporation, the difficult economic conditions of 2001 were such a test. Yet, Oshkosh never wavered in its resolve. The company continued to make operational improvements that benefited customers and the bottom line.

Comprehensive cost containment programs marked fiscal 2001. These programs incorporated everything from value chain management to product line optimization to enhanced training and safety education. In addition, the company took advantage of its mass customization capabilities to set new productivity targets, streamline production and leverage purchasing volumes across all segments.

The Strongest Link in the Supply Chain

One of the most important facets of the company's cost containment program is a centralized, strategic purchasing program. In fiscal 2001, the company purchased almost $1 billion in materials and components from more than 1,000 key suppliers. Therefore, managing costs in the supply chain without compromising product quality is critical to the success of the company.

Oshkosh's corporate procurement group sources materials for all segments to take advantage of volume pricing and leverage resources across the entire corporation. This approach reduces costs by managing long-term partnerships with top-notch industry suppliers, resulting in significant savings year after year and consistent business for selected suppliers.


costs in the

In addition, enhanced communication systems allowed business units to share information and maximize efficiency. Our procurement process went paperless. The Internet is now used to provide part drawings, for quoting activities and other communications to reduce lead times and cut unnecessary costs out of the system.


OSHKOSH



Expanding Capabilities

Plant expansions and changes in production lines increased capacity, boosted efficiency, improved profitability and enhanced the value of Oshkosh products for customers and shareholders in fiscal 2001.

In May 2001, Oshkosh Truck completed an $8 million, 110,000-square-foot expansion of its model-flexible production facilities in Oshkosh, Wis. The expansion increases assembly capacity by 50 percent, refines the manufacturing process and expands testing capabilities. The new 51-station moving assembly line features simulated road tests and ABS brake testing in-line. It also enhances the company's "lean manufacturing" approach through more intelligent use of just-in-time inventory methods. The project also improved two core competencies – cab production and TAK-4 independent suspension production.



Expansion of the Kewaunee Fabrications facility was completed in October 2001. Kewaunee is an Oshkosh subsidiary specializing in heavy metal fabrication. Kewaunee can now provide a turnkey process – from raw material to final assembly. This initiative is intended to reduce cycle time and material handling, improve the paint process and increase overall production capacity.

Pierce also added more space to its fabrication operations in fiscal 2001. An additional 12,500 square feet resulted in improved working conditions for welding operations – enabling the company to attract and retain top-notch talent and reduce employee turnover. Today, all parts welding is in one location, keeping materials at point of use.

The people of Oshkosh Truck, working together, are the company's single greatest asset.

Driving Efficiency

At McNeilus, great strides have been made in production efficiency. Operations have taken a radical departure from the bay-build arrangement that existed at the time of acquisition. A new moving line for refuse production and tighter quality and inventory controls have delivered cost savings. Refuse production capacity increased by more than 100 percent as well.

In fiscal 2001, production of several major sub-assemblies for mixers was automated to reduce work in process and lead times. Painting of parts was also automated. And information system improvements within the components area yielded an 8 percent improvement over the prior year in component inventory and better visibility for forecasted requirements.

The benefits of teamwork were particularly evident in the fire and emergency business. At Pierce, the primary focus within operations has been inventory reduction. Specialized teams have focused on change order management, manufacturing duration, material requirements planning and many other areas.

Operating income margins for the fire and emergency business improved from 8.4 percent in 2000 to 9.8 percent in 2001. At Oshkosh, a team in the airport business focused on margin enhancement throughout the year. The airport group improved operating income margins by 540 basis points. Inventory turns sped up by 36 percent at Pierce. At Medtec, teams streamlined processes and managed inventory. Medtec's overall production capacity increased by 40 percent.






ABB

In the defense arena, the ramp-up of MTVR production accounted for a rise in overall production volume at the Oshkosh facilities. This process continues to move smoothly. By September 2001, MTVR production had increased to nine trucks per day – up from one per day in October 2000.

The newest addition to Oshkosh Truck Corporation, Geesink Norba, brings three state-of-the-art production facilities to the corporate mix. Each facility of this European refuse body manufacturer features extensive automation and robotics along with vertical integration.

Special teams will be working with Geesink Norba to complement their production methods with the operational philosophies that have made Oshkosh the company it is today.



Go Through

Operational excellence is not an empty phrase. It's how the people of Oshkosh focus their efforts on continuous improvement of quality and value. This goes beyond maintaining leadership in a competitive marketplace. It's about competing against ourselves to be better than we were yesterday. At Oshkosh, operational excellence is the only way.

At Oshkosh, operational excellence is the only way.



Our name holds a promise.

A promise to be there unconditionally. A promise to perform faithfully. And a promise that no matter what comes next, our resolve will never waver. We are here to do whatever it takes to make sure that promise is kept. Above all, we are here, always.

The Lessons of Experience

The people who put their confidence in Oshkosh products face some of the most challenging duties in the world. Understanding those challenges is the basis for providing expert support.

The customer service professionals of Oshkosh share decades of experience working with the fire service, defense, concrete placement and refuse hauling industries. With round-the-clock technical support, worldwide parts availability and service representatives stationed across the globe, this network is in place to ensure Oshkosh vehicles continuously perform beyond the expectations of the people who use them.

In fiscal 2001, customer service teams focused on harnessing technology to improve customer support.


1681

Immediate Support

In fiscal 2001, customer service teams focused on harnessing technology to improve customer support.

One example of this initiative is the newly-awarded Contractor Logistics Support ("CLS") contract for the U.S. Marine Corps. Under the new CLS contract, Oshkosh has helped modernize the Marines' traditional supply management system using a proprietary e-business parts ordering and tracking software to fulfill all logistics support for the new Medium Tactical Vehicle Replacement ("MTVR") trucks.

The system allows the Marines to reduce lead times for parts orders, provide real-time order status via the Internet and provide life cycle cost analysis. It makes strong use of Oshkosh's global service network to provide quick response.

Oshkosh expanded the availability of truck parts manuals and ordering to the Internet for other models as well. A new web site, www.otcmanuals.com, offers electronic parts manuals for concrete mixers, aircraft rescue and fire fighting ("ARFF") trucks, snow removal vehicles and more. The site allows customers to identify and order truck parts quickly and easily and submit orders via e-mail to speed delivery. Pierce also created on-line parts manuals and e-mail ordering available at www.pierceparts.com.

Keeping Oshkosh Close at Hand

The global service network of Oshkosh relies on the local support of technicians from more than 100 company-owned or authorized service centers and representatives. In fiscal 2001, Oshkosh expanded its support system for all of its business units.

In the defense area, Oshkosh representatives have been on-hand for fieldings of new vehicles, and service support personnel have been stationed in every country where the U.S. military has deployed an Oshkosh vehicle. On-site technical representatives provided immediate assistance for forward-deployed units, including those in the Balkans. Moreover, the conversion of paper manuals to electronic files has given defense operations expanded capabilities for on-line diagnostics and integrated support, complete with technical manuals on CD-ROM.



value of being
Oshkosh customer
well beyond

The nationwide network of service locations for both Oshkosh and McNeilus refuse and concrete placement vehicles expanded from 40 locations in 20 states in 2000 to 66 locations in 31 states by the end of 2001. Distribution in Europe also grew significantly with the addition of the Geesink Norba Group, which has company-owned service locations in 10 European countries and representative support in 18 more countries.

McNeilus also augmented its concept of being a single-source supplier by expanding the parts offerings of its service centers. Now Oshkosh and McNeilus provide parts for all makes of refuse bodies, concrete mixers and batch plants to refuse haulers and concrete producers across the United States.

In addition, Medtec significantly increased its service network from 8 to 28 dealers. This expansion broadened the brand's geographic coverage, bringing sales and service locations closer to many key markets.

Going Further

The value of being an Oshkosh customer goes well beyond the components and configurations of the trucks. One example is Oshkosh's corporate training department, which provides training for employees, dealers and customers. Staffed by professional training specialists, the department provided more than 65,000 hours of customer and employee instruction during fiscal 2001. Classes are conducted at a training center in Oshkosh or at customer locations around the world. One of the department's major programs in 2001 was development and implementation of a comprehensive MTVR training program for the U.S. Marine Corps.



Pierce also has a training center, which runs daily sessions on vehicle operation, maintenance and troubleshooting. More than 11,000 hours of training were completed at the center, with plans to increase that number in 2002.

In the summer of 2001, Pierce launched an annual educational tour on compressed air foam systems ("CAFS") technology. Five one-day seminars were conducted in cities across the country and covered the many applications of CAFS, system components and the effectiveness of CAFS.

McNeilus expanded staffing for its on-site refuse training program. This effort provides hands-on training for the electrical and hydraulic systems of McNeilus vehicles. Forty-five seminars were conducted regionally for more than 67 refuse collection companies.

McNeilus also opened a new training facility in Dodge Center, Minn.

Go Beyond

The promise of Oshkosh goes beyond the vehicles that roll off our production line. It is a trust we hold with our customers. It is the value we create with action, not words. It is in our resolve to do the right thing and ensure our customers' ability to conquer individual challenges. This promise guides the work of Oshkosh for one simple reason – our customers deserve the best.

John P. Mosling (1916-2000)

John P. Mosling served Oshkosh Truck Corporation since 1937. He started his career with an after-school job on the shop floor. Then he moved on to a variety of marketing related positions before succeeding his father, one of the company founders, B.A. Mosling, as president in 1956. Mr. Mosling retired as chief executive officer in 1981, but continued his service as chairman of the board of directors, and most recently as chairman emeritus.

His guidance helped shape Oshkosh Truck Corporation, and this company stands as an enduring legacy of Mr. Mosling's dedication and vision.


OSHKOSH

Directors and Officers

Board of Directors

J. William Andersen [2]
Retired, Executive Director of Development, University of Wisconsin-Oshkosh

Robert G. Bohn [1]
Chairman, President and Chief Executive Officer of the Company

Daniel T. Carroll [1,2]
Chairman and President, The Carroll Group, Inc., Management Consultants

Richard M. Donnelly [4]
Industrial Partner Ripplewood Holdings LLC; Retired President, General Motors Europe

Donald V. Fites [3]
Retired, Chairman and Chief Executive Officer, Caterpillar Inc.

Frederick M. Franks, Jr. [3,4]
Retired, General, U.S. Army

Michael W. Grebe [2,4]
Partner, Foley & Lardner Attorneys-at-Law

Kathleen J. Hempel [3]
Retired, Vice Chairman and Chief Financial Officer, Fort Howard Corporation

J. Peter Mosling, Jr. [1,4]
Retired, Officer of the Company

Stephen P. Mosling [1]
Retired, Officer of the Company

Richard G. Sim [2]
Chairman, President and Chief Executive Officer, APW, Ltd.

[1] Member of the Executive Committee, of which Mr. Carroll is the chair
[2] Member of the Audit Committee, of which Mr. Sim is the chair
[3] Member of the Human Resources Committee, of which Ms. Hempel is the chair
[4] Member of the Governance Committee, of which Mr. Grebe is the chair

Principal Corporate Officers

Robert G. Bohn
Chairman, President and Chief Executive Officer

Timothy M. Dempsey
Executive Vice President, General Counsel and Secretary

Paul C. Hollowell
Executive Vice President and Chief Executive Officer, Defense Business

Daniel J. Lanzdorf
Executive Vice President and President, McNeilus Companies, Inc.

Mark A. Meaders
Executive Vice President and General Manager, European Operations

John W. Randjelovic
Executive Vice President and President, Pierce Manufacturing Inc.

W. John Stoddart
Executive Vice President and President, Defense Business

Charles L. Szews
Executive Vice President and Chief Financial Officer

Matthew J. Zolnowski
Executive Vice President, Corporate Administration

J. David Brantingham
Vice President, Information Systems

Thomas D. Fenner
Vice President, Manufacturing Operations

Fred C. Fielding
Vice President, Government Operations, Washington, DC Office

Ted L. Henson
Vice President, International Sales

Joseph Kimmitt
Assistant Vice President, Government Operations, Washington, DC Office

Scott L. Ney
Vice President and Treasurer

Thomas J. Polnaszek
Vice President and Controller

Kirsten A. Skyba
Vice President, Communications

Donald H. Verhoff
Vice President, Technology

James D. Voss
Vice President, Human Resources

Michael J. Wuest
Vice President, Chief Procurement Officer and General Manager, Airport Business

As used herein, the "Company" refers to Oshkosh Truck Corporation, including Pierce Manufacturing Inc. ("Pierce"), McNeilus Companies, Inc. ("McNeilus") and its wholly-owned subsidiaries, Viking Truck and Equipment, Inc. ("Viking"), Kewaunee Fabrications, LLC ("Kewaunee"), Medtec Ambulance Corporation ("Medtec") and Geesink Group BV, Norba AB and Geesink Norba Ltd and their wholly-owned subsidiaries (together the "Geesink Norba Group"). "Oshkosh" refers to Oshkosh Truck Corporation, not including Pierce, McNeilus, Viking, Kewaunee, Medtec or the Geesink Norba Group, or any other subsidiaries.

The "Oshkosh," "McNeilus," "Pierce," "Medtec," "Geesink" and "Norba" trademarks and related logos are registered trademarks of the Company. All other product and service names referenced in this document are the trademarks or registered trademarks of their respective owners.

All information in this Annual Report to Shareholders has been adjusted to reflect the three-for-two split of the Company's Common Stock effected on August 19, 1999, in the form of a 50% stock dividend.

For ease of understanding, the Company refers to types of specialty trucks for particular applications as "markets." When the Company refers to "market" positions, these comments are based on information available to the Company concerning units sold by those companies currently manufacturing the same types of specialty trucks and truck bodies and are therefore only estimates. Unless otherwise noted, these market positions are based on sales in the United States. There can be no assurance that the Company will maintain such market positions in the future.

FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains "forward-looking statements" that the Company believes to be within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report, including, without limitation, statements regarding the Company's future financial position, business strategy, targets, projected sales, costs, earnings, capital spending and debt levels, and plans and objectives of management for future operations, including those under the caption "Fiscal 2002 Outlook," are forward-looking statements. When used in this Annual Report to Shareholders, words such as the Company "may," "will," "expects," "intends," "estimates," "anticipates," "believes," "should" or "plans" or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond the Company's control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the cyclical nature of the Company's commercial and fire and emergency markets, risks related to reductions in government expenditures, the uncertainty of government contracts, the challenges of identifying, completing and integrating acquisitions, disruptions in the supply of parts or components from sole source suppliers and subcontractors, competition, and risks associated with international operations and sales, including foreign currency fluctuations. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's Current Report on Form 8-K filed with the SEC on November 1, 2001. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements.

All forward-looking statements, including those under the caption "Fiscal 2002 Outlook," speak only as of December 7, 2001. The Company has adopted a policy that if the Company makes a determination that it expects earnings for future periods for which projections are contained in this Annual Report to Shareholders to be lower than those projections, then the Company will publicly announce that fact. The Company's policy also provides that the Company does not intend to make such a public announcement if the Company makes a determination that it expects earnings for future periods to be at or above the projections contained in this Annual Report to Shareholders. Except as set forth above, the Company assumes no obligation, and disclaims any obligation, to update information contained in this Annual Report to Shareholders. Investors should be aware that the Company may not update such information until the Company's next quarterly conference call, if at all.

GENERAL

The Company is a leading designer, manufacturer and marketer of a wide range of specialty trucks and truck bodies, including concrete mixers, refuse bodies, fire and emergency vehicles and defense trucks. Under the "McNeilus" and "Oshkosh" brand names, the Company manufactures rear- and front-discharge concrete mixers. Under the "McNeilus," "Geesink" and "Norba" brand names, the Company manufactures a wide range of automated rear, front, side and top loading refuse truck bodies and mobile and stationary refuse compactors and transfer systems. Under the "Pierce" brand name, the Company is among the leading domestic manufacturers of fire apparatus assembled on both custom and commercial chassis. The Company manufactures aircraft rescue and firefighting, and airport snow removal vehicles under the "Oshkosh" brand name and ambulances and heavy-duty rescue vehicles under the "Medtec" brand name. The Company also manufactures defense trucks under the "Oshkosh" brand name and is the leading manufacturer of severe-duty heavy tactical trucks for the Department of Defense.

Major products manufactured and marketed by each of the Company's business segments are as follows:

Commercial—concrete mixer systems, refuse truck bodies, mobile and stationary compactors and waste transfer units, portable concrete batch plants and truck components sold to ready-mix companies and commercial and municipal waste haulers in the U.S., Europe and other international markets.

Fire and emergency—commercial and custom fire trucks, aircraft rescue and firefighting ("ARFF") trucks, snow removal trucks, ambulances and other emergency vehicles primarily sold to fire departments, airports and other governmental units in the U.S. and abroad.

Defense—heavy- and medium-payload tactical trucks and supply parts sold to the U.S. military and to other militaries around the world.

ACQUISITION HISTORY

Since 1996, the Company has selectively pursued strategic acquisitions to enhance its product offerings and diversify its business. The Company has focused its acquisition strategy on providing a full range of products to customers in specialty truck and truck body markets that are growing and where it can develop strong market positions and achieve acquisition synergies. Identified below is information with respect to these acquisitions, all of which have been accounted for using the purchase method of accounting and have been included in the Company's results of operations from the date of acquisition.

On September 18, 1996, the Company acquired for cash all of the issued and outstanding capital stock of Pierce, a leading manufacturer and marketer of fire trucks and other emergency apparatus for $156.9 million, including acquisition costs and net of cash acquired. The acquisition was financed from borrowings under a subsequently retired bank credit facility.

On December 19, 1997, Pierce acquired certain inventory, machinery and equipment, and intangible assets of Nova Quintech, a division of Nova Bus Corporation, for $3.6 million. Nova Quintech was engaged in the manufacture and sale of aerial devices for fire trucks.

On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217.6 million, including acquisition costs and net of cash acquired. McNeilus is a leading manufacturer and marketer of rear-discharge concrete mixers and portable concrete batch plants for the concrete placement industry and refuse truck bodies for the waste services industry in the United States. The acquisition was financed from borrowings under the Company's senior credit facility and the issuance of senior subordinated notes.

On November 1, 1999, the Company acquired the manufacturing assets of Kewaunee for $5.5 million in cash plus the assumption of certain liabilities aggregating $2.2 million. Kewaunee manufactures all of the Company's requirements for aerial devices in its fire and emergency segment.

On April 28, 2000, the Company acquired all of the issued and outstanding capital stock of Viking for $1.7 million, including acquisition costs and net of cash acquired.

On October 30, 2000, the Company acquired all of the issued and outstanding capital stock of Medtec and an affiliate and certain related assets for $14.5 million in cash, including acquisition costs and net of cash acquired. Medtec is a U.S. manufacturer of custom ambulances and rescue vehicles. The acquisition was financed from available cash and borrowings under the Company's senior credit facility.

On March 6, 2001, the Company acquired certain machinery and equipment, parts inventory and certain intangible assets from TEMCO, a division of Dallas-based Trinity Industries, Inc. ("TEMCO"). TEMCO, a manufacturer of concrete mixers, batch plants and concrete mixer parts, had discontinued its business. Consideration for the purchase was valued at $15.7 million and included cash of $8.1 million and credits to the seller valued at $7.6 million for future purchases of certain concrete placement products from the Company over the next six years. The acquisition was financed from borrowings under the Company's senior credit facility.

On July 25, 2001, the Company acquired all of the outstanding capital stock of Geesink Norba Group for $137.6 million, including acquisition costs, and net of cash acquired. Geesink Norba Group is a leading European manufacturer of refuse collection truck bodies, mobile and stationary compactors and transfer stations. The acquisition was financed from proceeds of a new Term B Loan under the Company's senior credit facility.

RESULTS OF OPERATIONS

ANALYSIS OF CONSOLIDATED NET SALES – THREE YEARS ENDED SEPTEMBER 30, 2001

The following table presents net sales by business segment (in thousands):

	Fiscal Year Ended September 30,		
	2001	2000	1999
Net sales to unaffiliated customers:			
Commercial	**$ 559,871**	$ 663,819	$ 613,028
Fire and emergency	**463,919**	390,659	336,241
Defense	**423,132**	275,841	222,535
Corporate and other	**(1,629)**	(803)	(1,500)
Consolidated	**$ 1,445,293**	$ 1,329,516	$ 1,170,304

The following table presents net sales by geographic region based on product shipment destination (in thousands):

	Fiscal Year Ended September 30,		
	2001	2000	1999
Net sales:			
United States	**$ 1,314,930**	$ 1,227,038	$ 1,118,564
Other North America	**7,343**	7,429	7,822
Europe and Middle East	**93,263**	68,317	21,713
Other	**29,757**	26,732	22,205
Consolidated	**$ 1,445,293**	$ 1,329,516	$ 1,170,304

Fiscal 2001 Compared to Fiscal 2000

Consolidated net sales increased 8.7% to $1,445.3 million in fiscal 2001 compared to fiscal 2000. Excluding the impact of the acquisitions of Medtec and the Geesink Norba Group, consolidated net sales increased 5.6% in fiscal 2001 compared to fiscal 2000.

Commercial segment net sales decreased 15.7% in fiscal 2001 compared to fiscal 2000. Concrete placement sales were down 26.6% while refuse sales were up 15.6%, or 4.7% excluding the impact of the Geesink Norba Group acquisition. Fiscal 2000 results were impacted by unusually strong end-markets for concrete placement sales. In fiscal 2001, economic uncertainties caused the Company's concrete placement customers to scale back or delay their equipment purchases. Domestic refuse product sales increased in the period compared to fiscal 2000 levels as the Company began shipping units under a three year agreement with a large national waste hauler.

Fire and emergency segment sales increased 18.8% in fiscal 2001 compared to fiscal 2000. Traditional fire truck sales accounted for about one-half of the current year increase, with sales up across all categories, including custom and commercial pumpers, aerials, heavy-duty rescues and parts sales and service. Inclusion of Medtec sales following its October 2000 acquisition contributed another one-third of the current year increase, with the balance of the current year increase generally attributable to organic growth in Oshkosh snow removal and ARFF vehicles.

Defense segment net sales increased 53.4% in fiscal 2001 compared to fiscal 2000. Over 75% of the current year sales increase was due to increased sales of the Medium Tactical Vehicle Replacement ("MTVR") truck. Early in fiscal 2000, Oshkosh began start-up of low-rate initial production of the MTVR truck and in April of fiscal 2001 Oshkosh received approval to commence full-rate production of the MTVR truck. Full-rate production was achieved in August 2001 and is expected to continue at this level throughout fiscal 2002 and 2003. Vehicle sales to international customers and domestic parts sales also increased while domestic, heavy-payload vehicle sales declined.

Fiscal 2000 Compared to Fiscal 1999

Consolidated net sales increased 13.6% to $1,329.5 million in fiscal 2000 compared to fiscal 1999 with approximately one-third of the overall sales growth being generated by each of the Company's three segments – commercial, fire and emergency and defense.

Commercial segment net sales increased 8.3% in fiscal 2000 compared to fiscal 1999. Sales increases were balanced across the entire segment, which includes front- and rear-discharge concrete mixers, batch plants, concrete placement parts and service, refuse packers and refuse parts and service.

Fire and emergency segment sales increased 16.2% in fiscal 2000 compared to fiscal 1999. Traditional fire truck sales accounted for three-fourths of the fiscal 2000 increase, with sales up across all categories, including custom and commercial pumpers, aerials, heavy-duty rescues and parts sales and service. The Company experienced particular success in the launch of its new Contender Series of commercial fire trucks. A $17.8 million reduction in international fire truck sales in fiscal 2000 compared to fiscal 1999 was partially offset by a $7.2 million increase in international sales of ARFF vehicles. Fiscal 1999 sales included final shipments under a large, multi-unit fire truck order which was shipped to the Middle East in fiscal 1998 and 1999.

Defense segment net sales increased 24.0% in fiscal 2000 compared to fiscal 1999. Approximately one-half of the fiscal 2000 sales increase was due to start-up of low rate initial production of the MTVR truck, which began early in fiscal 2000. International shipments increased $53.7 million as a result of several large orders to Middle East customers. Increased international vehicle sales and domestic parts sales offset reductions in domestic, heavy-payload vehicle sales.

ANALYSIS OF CONSOLIDATED OPERATING INCOME – THREE YEARS ENDED SEPTEMBER 30, 2001

The following table presents operating income by business segment (in thousands):

	Fiscal Year Ended September 30,		
	2001	2000	1999
Operating income (loss):			
Commercial	**$ 29,891**	$ 54,654	$ 48,995
Fire and emergency	**45,841**	32,922	26,758
Defense	**39,545**	30,119	22,878
Corporate and other	**(16,981)**	(19,644)	(22,418)
Consolidated	**$ 98,296**	$ 98,051	$ 76,213

Fiscal 2001 Compared to Fiscal 2000

Consolidated operating income increased 0.2% in fiscal 2001 compared to fiscal 2000. Consolidated operating income divided by consolidated sales ("operating income margin") decreased from 7.4% in fiscal 2000 to 6.8% in fiscal 2001.

Commercial segment operating income decreased 45.3% in fiscal 2001 compared to fiscal 2000. Operating income margins decreased to 5.3% of segment sales in fiscal 2001 compared to 8.2% in fiscal 2000. Significant reductions in concrete placement sales volumes and the related impact on fixed overhead absorption contributed to the decline in operating income margin.

Fire and emergency segment operating income increased 39.2% in fiscal 2001 compared to fiscal 2000. Excluding the impact of the Medtec acquisition, operating income increased 32.3%. Operating income margin increased to 9.9% of segment sales compared to 8.4% in fiscal 2000. Prior year results were affected by inefficiencies following an enterprise-wide resource planning system installation. Improved gross margins of the Company's ARFF and snow removal vehicles resulting from cost reduction efforts and manufacturing efficiencies and a favorable product mix contributed most of the remaining improvement in the segment operating income margin.

Defense segment operating income increased 31.3% in fiscal 2001 compared to fiscal 2000. Operating income margins decreased to 9.3% of segment sales in fiscal 2001 compared to 10.9% in fiscal 2000. Increased sales volume of the lower-margin MTVR vehicles was partially offset by increased international sales of higher-margin, heavy-payload vehicles. The Company expects overall segment operating income margins to continue to decline as the Company sustains full-rate production of its lower-margin MTVR vehicles for all of fiscal 2002, and invests in bid and proposal activities for large potential contracts in the U.S. and U.K.

Corporate and other expenses decreased $2.6 million to $17.0 million, or 1.2% of consolidated net sales, from $19.6 million, or 1.5% of consolidated net sales, in fiscal 2000. Lower expenses resulted from cost reduction initiatives and lower variable compensation expense.

Fiscal 2000 Compared to Fiscal 1999

Consolidated operating income increased 28.7% in fiscal 2000 compared to fiscal 1999. Consolidated operating income margin increased from 6.5% in fiscal 1999 to 7.4% in fiscal 2000.

Commercial segment operating income increased 11.6% in fiscal 2000 compared to fiscal 1999. Operating income margins increased to 8.2% of segment sales in fiscal 2000 compared to 8.0% in fiscal 1999. Higher front-discharge concrete mixer margins resulting from material cost reduction efforts and lower manufacturing overhead costs as a result of increased defense business volume were partially offset by production inefficiencies associated with the $8.3 million expansion at the McNeilus Dodge Center facility that was completed in September 2000. In fiscal 2000, the commercial segment experienced workforce-related health claims in excess of historical rates of occurrence. Expense related to these claims was offset by reductions of expense due to settlement in fiscal 2000 of unrelated litigation.

Fire and emergency segment operating income increased 23.0% in fiscal 2000 compared to fiscal 1999. Operating income margins increased to 8.4% of segment sales in fiscal 2000 compared to 8.0% in fiscal 1999. The acquisition of Kewaunee contributed 0.2 percentage points to the segment operating income margin. Improved gross margins of the Company's ARFF and snow removal vehicles resulting from cost reduction efforts and manufacturing efficiencies contributed most of the remaining improvement in the segment operating income margin.

Defense segment operating income margins increased 31.7% in fiscal 2000 compared to fiscal 1999. Operating income margins increased to 10.9% of segment sales in fiscal 2000 compared to 10.3% in fiscal 1999. Favorable product mix of higher-margin U.S. heavy-payload trucks and higher international sales, the favorable impact of increased sales volume on fixed manufacturing overhead costs and lower operating expenses offset the impact of $26.2 million in MTVR sales at lower gross margins.

Corporate and other expenses decreased $2.8 million to $19.6 million, or 1.5% of consolidated net sales, from $22.4 million, or 1.9% of consolidated net sales, in fiscal 1999. Excluding the $3.5 million charge in fiscal 1999 in connection with the settlement of litigation, corporate and other expenses were up $0.7 million, or 3.8%.

ANALYSIS OF NON-OPERATING INCOME STATEMENT ITEMS – THREE YEARS ENDED SEPTEMBER 30, 2001

Fiscal 2001 Compared to Fiscal 2000

Interest expense increased 6.3% in fiscal 2001 compared to fiscal 2000. Interest on borrowings to fund the Medtec and Geesink Norba Group acquisitions and the purchase of certain assets of TEMCO and increased borrowings to fund higher working capital requirements associated with full-rate production of the MTVR partially offset a $1.9 million benefit resulting from the more favorable short-term interest rate environment.

Miscellaneous non-operating income increased $1.1 million to $1.8 million in fiscal 2001 compared to fiscal 2000. The Company recorded a $1.7 million one-time foreign currency exchange gain in connection with funds borrowed to acquire the Geesink Norba Group in July 2001. Favorable movement of the U.S. dollar compared to the euro in the two days between the time the Company purchased euros for the Geesink Norba Group acquisition and the time the acquisition was closed caused the one-time gain.

The provision for income taxes in fiscal 2001 was 37.3% of pre-tax income, compared to 39.9% of pre-tax income in fiscal 2000. The effective tax rate was impacted by a nonrecurring reduction in tax expense of $1.4 million related to the settlement of certain income tax audits during fiscal 2001 and nondeductible goodwill amortization of $5.8 million in fiscal 2001 and $5.4 million in fiscal 2000, primarily related to the acquisitions of McNeilus, Pierce and Medtec. Excluding the effects of nondeductible goodwill amortization and the impact of the tax audit settlement, the Company's effective tax rate decreased from 37.4% in fiscal 2000 to 36.5% in fiscal 2001 due to the tax benefit related to increased foreign sales.

Equity in earnings of an unconsolidated lease financing partnership of $1.4 million in fiscal 2001 was up from $1.2 million in fiscal 2000. The Company recorded a lower share of increased partnership earnings as the Company's share of pre-tax earnings of the partnership declined from 59% in fiscal 2000 to 57% in fiscal 2001. The Company's equity in the partnership continued to decline from approximately 70% at formation in fiscal 1998 to 52% at September 30, 2001. Ultimately, the Company and its other partner will each share 50/50 in the earnings of the partnership as the original "contributed" lease portfolio runs off and is replaced with leases originated subsequent to the formation of the partnership, in which each partner has a 50% interest.

Fiscal 2000 Compared to Fiscal 1999

Interest expense decreased 21.6% in fiscal 2000 compared to fiscal 1999. Interest expense declined approximately $6.0 million as the Company paid down $93.5 million of term debt following a November 1999 secondary equity offering. Interest on borrowings to fund the Kewaunee and Viking acquisitions, higher working capital requirements associated with overall sales growth and higher interest rates contributed to increased interest expense, exclusive of the impact of the equity offering. The provision for income taxes in fiscal 2000 was 39.9% of pre-tax income, compared to 41.8% of pre-tax income in fiscal 1999. The effective tax rate was impacted by nondeductible goodwill amortization of $5.4 million in fiscal 2000 and $5.5 million in fiscal 1999 related to the acquisitions of McNeilus and Pierce. Excluding the effects of nondeductible goodwill amortization, the Company's effective tax rate decreased from 38.0% in fiscal 1999 to 37.4% in fiscal 2000 as a result of certain research and development tax credits claimed in fiscal 2000.

Equity in earnings of an unconsolidated lease financing partnership of $1.2 million in fiscal 2000 was down from $1.5 million in fiscal 1999. The Company's share of pre-tax earnings of the partnership declined from 65% in fiscal 1999 to 59% in fiscal 2000 as the Company's equity in the partnership continued to decline from approximately 70% at formation in fiscal 1998.

Gain on disposal of discontinued operations of $3.2 million, less income taxes of $1.2 million, or $2.0 million in fiscal 2000 relates to a technology transfer agreement and collection of previously written-off receivables from a foreign affiliate. The Company exited this business in fiscal 1995.

The $0.8 million after-tax extraordinary charge in fiscal 2000 relates to the write-off of deferred financing costs for that portion of debt prepaid during the year.

FINANCIAL CONDITION

Fiscal Year Ended September 30, 2001

During fiscal 2001, cash and cash equivalents decreased by $2.3 million to $11.3 million at September 30, 2001. Borrowings under the Company's revolving credit facility of $65.2 million were used to fund cash used in operating activities of $8.4 million, capital expenditures of $18.5 million, scheduled debt repayments of $8.9 million, the acquisition of Medtec for $14.5 million, including acquisition costs and net of cash acquired, the cash portion of the acquisition of certain assets from TEMCO aggregating $8.1 million and to pay dividends of $5.7 million. The Company used proceeds from its $140.0 million new Term Loan B borrowing under the Company's senior credit facility to fund the Geesink Norba Group acquisition of $137.6 million, which includes acquisition costs and is net of cash acquired. Cash totaling $8.4 million was used in operations in fiscal 2001. In fiscal 2000, operating activities generated cash totaling $49.7 million. The decrease in cash provided from operating activities in fiscal 2001 compared to fiscal 2000 principally arose from approximately $50.9 million of receivables and inventory invested in the ramp-up of the MTVR contract and about $21.0 million of higher domestic refuse receivables due from increased business with large waste haulers. Timing of estimated income tax payments in fiscal 2001 compared to fiscal 2000 reduced cash used in operations in fiscal 2001 by approximately $15.6 million.

The Company's debt-to-capital ratio at September 30, 2001 was 50.9% compared to 35.1% at September 30, 2000. Debt-to-capital may vary from time to time to the extent that the Company uses debt to fund acquisitions.

Fiscal Year Ended September 30, 2001

During fiscal 2000, cash and cash equivalents increased by $8.4 million to $13.6 million at September 30, 2000. Cash provided from operating activities of $49.7 million was used to fund capital expenditures of $22.6 million, to repay $12.2 million of indebtedness under the Company's revolving credit facility, including $7.2 million of advances used to fund the acquisitions of Viking and Kewaunee and to pay dividends of $5.4 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $11.3 million and approximately $89.3 million of unused availability under the terms of its senior credit facility (See Note 4 to Notes to Consolidated Financial Statements) as of September 30, 2001. The Company's primary cash requirements include working capital, interest and principal payments on indebtedness, capital expenditures, dividends and, potentially, future acquisitions. The primary sources of cash are expected to be cash flow from operations and borrowings under the Company's senior credit facility. Based upon current and anticipated future operations, management believes that capital resources will be adequate to meet future working capital, debt service and other capital requirements for fiscal 2002.

The Company's cash flow from operations in fiscal 2001 was impacted by the ramp-up in production of the multi-year MTVR contract and by longer payment terms extended to certain commercial customers. The Company's cash flow from operations has fluctuated, and will likely continue to fluctuate, significantly from quarter to quarter due to changes in working capital requirements arising principally from seasonal fluctuations in commercial segment sales.

The Company's senior credit facility and senior subordinated notes contain various restrictions and covenants that could potentially limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends or to take advantage of business opportunities, including future acquisitions.

The Company's senior credit facility accrues interest at variable rates. The Company presently has no plans to enter into interest rate swap arrangements to limit exposure to future increases in interest rates.

The Company expects capital expenditures will not exceed $25.0 million in fiscal 2002.

FISCAL 2002 OUTLOOK

The Company expects consolidated sales growth of approximately 11.4% in fiscal 2002 from fiscal 2001 sales to $1,610.0 million. The Company expects that the Geesink Norba Group acquisition will contribute about $101.0 million of the sales increase in fiscal 2002. The Company expects that consolidated operating income margins will decline in fiscal 2002 to 6.6% compared to fiscal 2001 levels of 6.8%. The Company expects consolidated operating income to be approximately $107.0 million for fiscal 2002. Excluding the elimination of amortization of goodwill and other intangible assets upon the Company's planned adoption of Statements of Financial Accounting Standards ("SFAS") Nos. 141 and 142, effective October 1, 2001, the Company expects consolidated operating income to be approximately $100.0 million for fiscal 2002, up 1.7% from fiscal 2001 amounts. The Company expects earnings per share from continuing operations assuming dilution of $2.98 per share in fiscal 2002. Excluding the impact of adoption of SFAS Nos. 141 and 142, the Company expects earnings per share to decrease to $2.60 in fiscal 2002. The Company anticipates the decrease will largely be due to expected continued economic softness in the United States and higher spending on the Family of Medium Tactical Vehicles ("FMTV") and United Kingdom bids for future defense business, which the Company anticipates will be offset in part by the expected contribution from the Geesink Norba Group acquisition of approximately $0.10 to $0.15 per share in fiscal 2002.

The Company estimates that commercial segment sales will increase 6.3% in fiscal 2002 to $595.0 million. The Company expects the Geesink Norba Group to contribute an additional $101.0 million in fiscal 2002 over fiscal 2001 due to inclusion for a full twelve months in fiscal 2002 compared to only two months in fiscal 2001. The Company expects continued softness in the concrete placement market, estimating a 21% reduction in concrete placement sales in fiscal 2002 compared to fiscal 2001 sales levels. The Company expects U.S. refuse sales volume to be up 5% in fiscal 2002 over fiscal 2001 levels. The Company anticipates stronger sales from the three largest domestic waste haulers and some estimated market share gains will offset an expected weakening in capital spending by most U.S. commercial waste haulers and municipal customers. The Company expects commercial operating income to improve approximately 20% in fiscal 2002 to $36.0 million, or about 6.1% of commercial sales. Due to adoption of SFAS Nos. 141 and 142, the Company expects the elimination of amortization of goodwill and other intangible assets to increase commercial segment operating income by another $4.0 million from this estimate to $40.0 million, or about 6.7% of segment sales. The Company projects concrete placement operating income to decline about 31% in fiscal 2002 as a result of the projected 21% decline in sales. The Company expects the Geesink Norba Group to contribute low double-digit operating income margins in fiscal 2002 and expects U.S. refuse margins to grow one-half percentage point due to continued cost reduction activities.

The Company expects fire and emergency segment sales to increase 2.5% in fiscal 2002 to $475.5 million. The Company expects the growth rate in this segment will be down sharply from fiscal 2001 because the Company believes that municipal spending will begin to soften in this weak domestic economy. The Company anticipates that projected market share gains and a full twelve months of operations at Medtec should offset some of the economic weakness. The Company estimates that fire and emergency operating income will grow about 7% to approximately $49.0 million in fiscal 2002, or approximately 10.3% of sales. The Company expects that cost reduction initiatives will drive the estimated one-half percentage point improvement in operating income margins in fiscal 2002. Upon adoption of SFAS Nos. 141 and 142, the Company expects the elimination of amortization of goodwill and other intangible assets to increase fire and emergency segment operating income by another $3.0 million from this estimate to $52.0 million, or about 10.9% of segment sales.

The Company estimates that defense segment sales will increase to approximately $540.0 million in fiscal 2002 due to a planned $156.0 million increase in MTVR sales as that contract continues at the full rate of production level for the entire fiscal year, whereas fiscal 2001 production ramped up throughout the year. The Company expects that its higher-margin, heavy-payload international truck sales will decline in fiscal 2002, resulting in a net increase in segment sales in fiscal 2002 over estimated fiscal 2001 levels of approximately $117.0 million. The Company expects that defense segment operating income will decline approximately 17% in fiscal 2002 to about $33.0 million, or 6.1% of sales. The Company anticipates that lower operating income margins on increased sales volumes will be due to increased spending on product development and bid and proposal activities associated with the FMTV opportunity and certain defense truck opportunities in the United Kingdom. Further, the sales mix shift from higher-margin, heavy-payload international sales to lower-margin MTVR sales will also contribute to the decline in operating income in fiscal 2002 compared to fiscal 2001.

The Company expects corporate expenses to increase from $17.0 million in fiscal 2001 to $18.0 million in fiscal 2002. The Company expects interest expense to increase $6.5 million to $28.8 million in fiscal 2002, largely as a result of interest on the $140.0 million borrowing to purchase the Geesink Norba Group, which should be offset by expected debt reduction resulting from operating cash flow.

The Company expects debt to decline to $285.0 million at September 2002 from September 2001 levels. The Company estimates capital spending at no more than $25.0 million in fiscal 2002, which includes estimated capital requirements associated with recent acquisitions.

The expectations with respect to projected sales, costs, earnings and debt levels in this "Fiscal 2002 Outlook" are forward-looking statements and are based in part on certain assumptions made by the Company, some of which are referred to in, or as part of, the forward-looking statements. These assumptions include, without limitation, the Company's estimates for concrete placement activity, housing starts and the U.S. economy generally; the Company's expectations as to when it will receive sales orders and payments; the Company's ability to achieve cost reductions; the anticipated level of sales and margins associated with the Family of Heavy Tactical Vehicles contract, international defense truck sales and full-rate production under the MTVR program; the Company's estimates for capital expenditures of municipalities for fire and emergency and refuse products and of large commercial waste haulers; the expected level of sales and operating income of the Geesink Norba Group; the Company's ability to sustain market share gains by its fire and emergency and refuse products businesses; the Company's planned spending on product development and bid and proposal activities with respect to defense program competitions; the Company's estimates for debt levels and associated interest costs; and that the Company does not complete any acquisitions. The Company cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to have been correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the forward-looking statements.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001 (with early adoption allowed). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company expects that it will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Subject to final analysis, the Company expects application of the nonamortization provisions of SFAS Nos. 141 and 142 to result in a positive effect on net income of approximately $6.5 million ($0.38 per share) in fiscal 2002. The Company expects to perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets during the first quarter of fiscal 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company, however, it does not expect the impact to be material.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 also supercedes the accounting and reporting provisions of the Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues of SFAS No. 121. The Company adopted SFAS No. 144 on October 1, 2001. The Company does not expect SFAS No. 144 will have a material effect on the consolidated financial statements.

CUSTOMERS AND BACKLOG

Sales to the U.S. Department of Defense comprised approximately 27% of the Company's net sales in fiscal 2001. No other single customer accounted for more than 10% of the Company's net sales for this period. A substantial majority of the Company's net sales are derived from customer orders prior to commencing production.

The Company's backlog at September 30, 2001 was $799.5 million compared to $607.5 million at September 30, 2000, with approximately $46.9 million of the $192.0 million increase related to Medtec and the Geesink Norba Group, which were acquired during fiscal 2001. Backlog related to the defense segment increased by $122.3 million to $413.8 million in 2001 compared to 2000, with the backlog increasing by approximately $154.7 million due to the multi-year MTVR contract. Fire and emergency backlogs increased by $34.4 million ($24.8 million excluding Medtec) to $251.3 million at September 30, 2001 compared to the prior year. Commercial backlogs increased by $35.3 million (declined by $2.0 million excluding the impact of the Geesink Norba Group acquisition) to $134.4 million at September 30, 2001 compared to the prior year. A decrease in concrete placement products backlog of 37% was nearly offset by a 67% increase in the domestic refuse products backlog. Approximately 1% of the September 30, 2001 backlog is not expected to be filled in fiscal 2002.

Reported backlog excludes purchase options and announced orders for which definitive contracts have not been executed. Additionally, backlog excludes unfunded portions of the U.S. Department of Defense long-term family and MTVR contracts. Backlog information and comparisons of backlogs as of different dates may not be accurate indicators of future sales or the ratio of the Company's future sales to the U.S. Department of Defense versus its sales to other customers.

EURO CONVERSION

On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing national currencies and a single new currency, the euro. For a three-year transition period, transactions can be conducted in both the euro and national currencies. After June 30, 2002, the euro will be sole legal tender of the participating countries. The adoption of the euro will affect a multitude of financial systems and business applications.

The Company has operations in most, and has product sales in all, of the countries participating in the euro conversion. The Company's European businesses affected by the euro conversion have established plans to address the information system issues and the potential business implications of converting to a common currency. As part of this process, the Company has evaluated its information technology systems and has converted to recent releases of system software that accommodate the euro conversion. The Company believes it will be able to modify its business activities to accommodate the conversion and transition to the euro. The Company is unable to determine the financial impact of the conversion on its operations, if any, given that the impact will depend on the competitive situations that exist in the various regional markets in which the Company participates and potential actions that may or may not be taken by the Company's competitors and suppliers. The Company does not expect the conversion to have a material impact on its results of operations or financial condition.

FINANCIAL MARKET RISK

The Company is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, the Company selectively uses financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Interest Rate Risk

The Company's interest expense is sensitive to changes in the interest rates in the U.S. and off-shore markets. In this regard, changes in U.S. and off-shore interest rates affect interest payable on the Company's long-term borrowing under its senior credit facility. The Company has not historically utilized derivative securities to fix variable rate interest obligations or to make fixed-rate interest obligations variable. If short-term interest rates averaged two percent more in fiscal 2002 than in fiscal 2001, then the Company's interest expense would increase, and pre-tax income would decrease by approximately $2.7 million. Similarly, if interest rates increased by two percent, the fair value of the Company's $100 million fixed-rate, long-term notes at September 30, 2001 would decrease by approximately $8.9 million. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, but do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to mitigate the Company's exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in the Company's financial structure other than as noted.

Foreign Currency Risk

The Company's operations consist of manufacturing in the U.S., the Netherlands, the United Kingdom and Sweden and sales and limited truck body mounting activities throughout the U.S. and in various European jurisdictions. Export sales were less than 7% of overall net sales in fiscal 2001. The majority of export sales in fiscal 2001 were denominated in U.S. dollars. Sales outside of the U.S. will increase in fiscal 2002 due to the recent acquisition of the Geesink Norba Group. For the Company's U.S. operations, the Company generally purchases materials and components denominated in U.S. dollars and seeks payment in U.S. dollars for large multi-unit sales contracts, which span several months or years. The Company's earnings are affected by fluctuations in the value of the U.S. dollar against foreign currencies primarily as a result of euro-denominated purchases of component parts from a European supplier (approximately 12.0 million euros in annual requirements, or approximately $10.9 million based on the exchange rate as of September 30, 2001) and, to a lesser extent, hedging customer orders denominated in currencies other than the U.S. dollar. The Company may use forward foreign exchange contracts to partially hedge against the earnings effects of such fluctuations in exchange rates on non-U.S. dollar denominated sales. At September 30, 2001, the Company had outstanding forward foreign exchange contracts to sell 0.9 million Canadian dollars for settlement in October 2001 to hedge an outstanding firm sales commitment. A hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not have had a material impact on the Company's fiscal 2001 earnings or cash flows. However, to a certain extent, foreign currency exchange rate movements may also affect the Company's competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-U.S. based competitors.

Fluctuations in currency exchange rates may also impact the Company's shareholders' equity. Amounts invested in the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders' equity as cumulative translation adjustments. The cumulative translation adjustments component of shareholders' equity increased $4.3 million since the July 2001 acquisition of the Geesink Norba Group. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries at September 30, 2001 was approximately $145 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OSHKOSH TRUCK CORPORATION

We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (a Wisconsin corporation) and subsidiaries (the "Company") as of September 30, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated financial statements of Oshkosh Truck Corporation as of September 30, 1999 and for the year then ended, were audited by other auditors whose report dated October 23, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
October 29, 2001

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Year Ended September 30,
(In thousands, except per share amounts)

	2001	2000	1999
Net sales	**$ 1,445,293**	$ 1,329,516	$ 1,170,304
Cost of sales	**1,230,800**	1,126,582	996,923
Gross income	**214,493**	202,934	173,381
Operating expenses:			
Selling, general and administrative	**104,022**	93,724	85,996
Amortization of goodwill and other intangibles	**12,175**	11,159	11,172
Total operating expenses	**116,197**	104,883	97,168
Operating income	**98,296**	98,051	76,213
Other income (expense):			
Interest expense	**(22,286)**	(20,956)	(26,744)
Interest income	**1,050**	893	760
Miscellaneous, net	**1,753**	661	730
	(19,483)	(19,402)	(25,254)
Income before items noted below	**78,813**	78,649	50,959
Provision for income taxes	**29,361**	31,346	21,313
	49,452	47,303	29,646
Equity in earnings of unconsolidated partnership, net of income taxes of $829, $738 and $948	**1,412**	1,205	1,545
Income from continuing operations	**50,864**	48,508	31,191
Gain on disposal of discontinued operations, net of income taxes of $1,235	**—**	2,015	—
Extraordinary charge for early retirement of debt, net of income tax benefit of $503 and $37	**—**	(820)	(60)
Net income	**$ 50,864**	$ 49,703	$ 31,131
Earnings (loss) per share:			
Continuing operations	**$ 3.05**	$ 3.01	$ 2.45
Discontinued operations	**—**	0.13	—
Extraordinary charge	**—**	(0.05)	—
Net income	**$ 3.05**	$ 3.09	$ 2.45
Earnings (loss) per share assuming dilution:			
Continuing operations	**$ 2.98**	$ 2.96	$ 2.39
Discontinued operations	**—**	0.12	—
Extraordinary charge	**—**	(0.05)	—
Net income	**$ 2.98**	$ 3.03	$ 2.39

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

September 30,
(In thousands, except share and per share amounts)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 11,312	$ 13,569
Receivables, net	211,405	106,517
Inventories	258,038	201,210
Prepaid expenses	6,673	5,424
Deferred income taxes	15,722	14,708
Total current assets	503,150	341,428
Investment in unconsolidated partnership	18,637	15,179
Other long-term assets	10,276	10,283
Property, plant and equipment:		
Land and land improvements	13,355	8,359
Equipment on operating lease to others	11,476	11,915
Buildings	86,224	69,494
Machinery and equipment	130,780	111,591
Construction in progress	2,331	5,148
	244,166	206,507
Less accumulated depreciation	(102,238)	(87,748)
Net property, plant and equipment	141,928	118,759
Goodwill and other intangible assets, net	415,277	310,731
Total assets	$ 1,089,268	$ 796,380
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 107,864	$ 84,215
Floor plan notes payable	19,271	23,925
Customer advances	58,070	58,493
Payroll-related obligations	27,084	23,465
Accrued warranty	18,338	15,519
Other current liabilities	71,543	50,767
Revolving credit facility and current maturities of long-term debt	77,031	8,544
Total current liabilities	379,201	264,928
Long-term debt	282,249	154,238
Deferred income taxes	40,334	46,414
Other long-term liabilities	40,458	29,743
Commitments and contingencies		
Shareholders' equity:		
Preferred Stock, $.01 par value; authorized – 2,000,000 shares; none issued and outstanding	—	—
Class A Common Stock, $.01 par value; authorized – 1,000,000 shares; issued – 418,199 in 2001 and 422,207 in 2000	4	4
Common Stock, $.01 par value; authorized – 60,000,000 shares; issued – 17,413,830 in 2001 and 17,409,822 in 2000	174	174
Paid-in capital	110,330	109,740
Retained earnings	246,915	201,791
Common Stock in treasury, at cost: 1,116,597 shares in 2001 and 1,163,872 shares in 2000	(10,195)	(10,652)
Accumulated other comprehensive loss	(202)	—
Total shareholders' equity	347,026	301,057
Total liabilities and shareholders' equity	$ 1,089,268	$796,380

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Common Stock in Treasury at Cost	Accumulated Other Comprehensive Loss	Total
Balance at September 30, 1998	$ 140	$ 14,665	$ 130,959	$ (12,664)	$ (1,804)	$ 131,296
Comprehensive income:						
Net income	—	—	31,131	—	—	31,131
Minimum pension liability adjustment (net of income taxes of $1,153)	—	—	—	—	1,804	1,804
Comprehensive income						32,935
Cash dividends:						
Class A Common Stock ($.29250 per share)	—	—	(125)	—	—	(125)
Common Stock ($.33625 per share)	—	—	(4,155)	—	—	(4,155)
Exercise of stock options	—	(156)	—	1,597	—	1,441
Tax benefit related to stock options exercised	—	1,496	—	—	—	1,496
Other	—	(8)	—	—	—	(8)
Balance at September 30, 1999	140	15,997	157,810	(11,067)	—	162,880
Net income and comprehensive income	—	—	49,703	—	—	49,703
Cash dividends:						
Class A Common Stock ($.30000 per share)	—	—	(127)	—	—	(127)
Common Stock ($.34500 per share)	—	—	(5,595)	—	—	(5,595)
Exercise of stock options	—	(55)	—	415	—	360
Net proceeds of Common Stock offering	38	93,364	—	—	—	93,402
Tax benefit related to stock options exercised	—	434	—	—	—	434
Balance at September 30, 2000	**178**	**109,740**	**201,791**	**(10,652)**	**—**	**301,057**
Comprehensive income:						
Net income	**—**	**—**	**50,864**	**—**	**—**	**50,864**
Gain on derivative instruments (net of income taxes of $7)	**—**	**—**	**—**	**—**	**13**	**13**
Minimum pension liability adjustment (net of income tax benefit of $2,637)	**—**	**—**	**—**	**—**	**(4,490)**	**(4,490)**
Cumulative translation adjustment	**—**	**—**	**—**	**—**	**4,275**	**4,275**
Comprehensive income						**50,662**
Cash dividends:						
Class A Common Stock ($.30000 per share)	**—**	**—**	**(126)**	**—**	**—**	**(126)**
Common Stock ($.34500 per share)	**—**	**—**	**(5,614)**	**—**	**—**	**(5,614)**
Exercise of stock options	**—**	**23**	**—**	**457**	**—**	**480**
Tax benefit related to stock options exercised	**—**	**567**	**—**	**—**	**—**	**567**
Balance at September 30, 2001	**$ 178**	**$ 110,330**	**$ 246,915**	**$ (10,195)**	**$ (202)**	**$ 347,026**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year Ended September 30,
(In thousands)

	2001	2000	1999
Operating activities:			
Income from continuing operations	**$ 50,864**	$ 48,508	$ 31,191
Depreciation and amortization	**28,497**	24,218	23,157
Deferred income taxes	**(2,697)**	2,277	(3,370)
Equity in earnings of unconsolidated partnership	**(2,241)**	(1,943)	(2,493)
Loss (gain) on disposal of property, plant and equipment	**(52)**	(12)	59
Changes in operating assets and liabilities:			
Receivables, net	**(71,489)**	(9,702)	(12,204)
Inventories	**(14,835)**	7,330	(51,272)
Prepaid expenses	**311**	(436)	(1,195)
Other long-term assets	**174**	256	—
Accounts payable	**(1,156)**	(7,802)	19,556
Floor plan notes payable	**(7,938)**	(2,691)	14,971
Customer advances	**(892)**	(12,059)	23,449
Payroll-related obligations	**(1,924)**	1,639	1,582
Accrued warranty	**641**	1,600	(2,289)
Other current liabilities	**14,956**	(638)	(3,144)
Other long-term liabilities	**(589)**	(862)	1,050
Net cash provided from (used for) operating activities	**(8,370)**	49,683	39,048
Investing activities:			
Acquisitions of businesses, net of cash acquired	**(160,241)**	(7,147)	—
Additions to property, plant and equipment	**(18,493)**	(22,647)	(17,999)
Proceeds from sale of property, plant and equipment	**238**	52	158
Decrease (increase) in other long-term assets	**(4,867)**	(2,417)	3,357
Net cash used for investing activities	**(183,363)**	(32,159)	(14,484)
Net cash provided from discontinued operations	**—**	2,015	—
Financing activities:			
Net borrowings (repayments) under revolving credit facility	**65,200**	(5,000)	(1,000)
Proceeds from issuance of long-term debt	**140,000**	30,913	—
Repayment of long-term debt	**(8,908)**	(124,595)	(19,256)
Debt issuance costs	**(1,183)**	(795)	—
Proceeds from Common Stock offering	**—**	93,736	—
Costs of Common Stock offering	**—**	(334)	—
Purchase of Common Stock and proceeds from exercise of stock options, net	**480**	360	1,433
Dividends paid	**(5,735)**	(5,392)	(4,226)
Net cash provided from (used for) financing activities	**189,854**	(11,107)	(23,049)
Effect of exchange rate changes on cash	**(378)**	—	—
Increase (decrease) in cash and cash equivalents	**(2,257)**	8,432	1,515
Cash and cash equivalents at beginning of year	**13,569**	5,137	3,622
Cash and cash equivalents at end of year	**$ 11,312**	$ 13,569	$ 5,137
Supplemental disclosures:			
Cash paid for interest (net of amount capitalized)	**$ 20,068**	$ 22,148	$ 26,142
Cash paid for income taxes	**17,959**	22,438	26,859

See accompanying notes.

September 30, 2001
(In thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Operations — Oshkosh Truck Corporation and its wholly-owned subsidiaries (the "Company") is a leading manufacturer of a wide variety of medium- and heavy-duty specialized trucks and truck bodies predominately for the U.S. and European markets. "Oshkosh" refers to Oshkosh Truck Corporation, not including its subsidiaries. The Company sells its products into three principal truck markets — commercial, fire and emergency and defense. The Company's commercial business is principally conducted through its wholly-owned subsidiaries, McNeilus Companies, Inc. ("McNeilus"), Viking Truck and Equipment, Inc. ("Viking"), Geesink Group BV, Norba AB and Geesink Norba Ltd and their wholly-owned subsidiaries (together the "Geesink Norba Group") and the commercial division of Oshkosh. The Company's fire and emergency business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. ("Pierce"), the airport products division of Oshkosh and the Company's wholly-owned subsidiaries, Kewaunee Fabrications, LLC ("Kewaunee") and Medtec Ambulance Corporation ("Medtec"). The defense business is conducted through the operations of Oshkosh. McNeilus is one of two general partners in Oshkosh/McNeilus Financial Services Partnership ("OMFSP"), which provides lease financing to the Company's customers. Each of the two general partners have identical participating and protective rights and responsibilities and, accordingly, the Company accounts for its equity interest in OMFSP of 52% at September 30, 2001 and 53% at September 30, 2000, under the equity method.

Principles of Consolidation and Presentation — The consolidated financial statements include the accounts of Oshkosh and all of its wholly-owned subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The Company records its interest in OMFSP under the equity method. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of time deposits and money market instruments, totaled $3,770 and $13,000 at September 30, 2001 and 2000, respectively. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at September 30, 2001 and 2000.

Receivables — Receivables consist of amounts billed and currently due from customers and unbilled costs and accrued profits related to revenues on long-term contracts that have been recognized for accounting purposes but not yet billed to customers.

Inventories — Approximately 74.3% and 85.5% of the Company's inventories at September 30, 2001 and 2000, respectively, were valued at the lower of cost, computed on the last-in, first-out ("LIFO") method, or market. The remaining inventories are valued at the lower of cost, computed on the first-in, first-out ("FIFO") method, or market. If the FIFO inventory valuation method had been used exclusively, inventories would have increased by $12,619 and $10,988 at September 30, 2001 and 2000, respectively.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated and straight-line methods. The estimated useful lives range from 10 to 50 years for buildings and improvements, from 4 to 25 years for machinery and equipment and from 3 to 10 years for capitalized software and related costs. Depreciation expense was $15,510, $12,200 and $10,743 in fiscal 2001, 2000 and 1999, respectively. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company capitalized interest of $173 and $270 in fiscal 2001 and 2000, respectively. There was no capitalized interest in fiscal 1999. Equipment on operating lease to others represents the cost of vehicles sold to customers for which the Company has guaranteed the residual value. These transactions are accounted for as operating leases with the related assets capitalized and depreciated over their estimated economic life of 10 years. Cost less accumulated depreciation for equipment on operating lease at September 30, 2001 and 2000 was $9,703 and $11,309, respectively.

Other Long-Term Assets — Other long-term assets include deferred financing costs, which are amortized using the interest method over the term of the debt, prepaid funding of pension costs and certain investments.

Impairment of Long-Lived Assets — Property, plant and equipment, other long-term assets and goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 also supercedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues of SFAS No. 121. The Company expects to adopt SFAS No. 144 effective October 1, 2001. The Company does not expect SFAS No. 144 will have a material effect on the consolidated financial statements.

Floor Plan Notes Payable — Floor plan notes payable represent liabilities related to the purchase of commercial truck chassis upon which the Company mounts its manufactured refuse bodies and rear-discharge concrete mixers and certain fire apparatus. Floor plan notes payable are non-interest bearing for terms ranging from 90 to 180 days and must be repaid upon the sale of the vehicle to a customer. The Company's practice is to repay all floor plan notes for which the non-interest bearing period has expired without sale of the vehicle to a customer.

Customer Advances — Customer advances principally represent amounts received in advance of the completion of fire and emergency and commercial vehicles. Most of these advances bear interest at variable rates approximating the prime rate. Advances also include any Performance-Based Payments received from the U.S. Department of Defense ("DoD") in excess of the value of related inventory. Advances from the DoD are non-interest bearing. See discussion on Performance-Based Payments that follows.

Performance-Based Payments — The Company's five-year contract with the U.S. DoD to deliver heavy-payload vehicles (Future Heavy Tactical Vehicle or "FHTV") includes requirements for "Performance-Based Payments". The Performance-Based Payments provision in the contract requires the DoD to pay the Company based on the completion of certain pre-determined events in connection with the production of vehicles under the FHTV contract. Performance Based Payments received are shown as a contra-inventory amount, to the extent of FHTV inventory on hand. Amounts received in excess of FHTV inventory are included as customer advance liabilities.

Guaranteed Residual Value Obligations and Deferred Income — Prior to acquisition, the Company's wholly-owned subsidiary, Viking, entered into "sales" transactions with customers that provided for residual value guarantees. In accordance with SFAS No. 13 "Accounting For Leases," these transactions have been recorded as operating leases. Net proceeds received in connection with the initial transactions have been recorded as residual value liabilities to the extent of Viking's guarantee. Proceeds received in excess of the guarantee amount have been recorded as deferred income and are being accreted to income on a straight-line basis over the period to the first exercise date of the guarantee. Amounts outstanding at September 30, 2001 and 2000 and included in other liabilities were:

		September 30, 2001	
	Current	**Long-Term**	**Total**
Deferred revenue	**$ 1,276**	**$ 1,719**	**$ 2,995**
Residual value guarantees	**981**	**6,033**	**7,014**
	$ 2,257	**$ 7,752**	**$ 10,009**

		September 30, 2000	
	Current	Long-Term	Total
Deferred revenue	$ 1,503	$ 2,570	$ 4,073
Residual value guarantees	1,495	6,114	7,609
	$ 2,998	$ 8,684	$ 11,682

Residual value guarantees are first exercisable by the customer as follows: 2002 - $981; 2003 - $1,635; 2004 - $4,090; 2005 - $308.

Revenue Recognition and Long-Term Contracts — In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, which deals with revenue recognition issues, excluding revenue accounted for using the percentage-of-completion method. SAB No. 101 (as modified by SAB No. 101 A and 101 B) was adopted by the Company in the fourth quarter of fiscal 2001. The adoption of SAB No. 101 did not have a significant effect on the results of operations or on the financial position of the Company.

In conformity with SAB No. 101, revenue is generally recognized and earned when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Sales under fixed-price defense contracts generally are recorded using the percentage-of-completion method of accounting. Sales and anticipated profits under the Medium Tactical Vehicle Replacement ("MTVR") long-term, fixed-price production contract are recorded on a percentage-of-completion basis, generally using units accepted as the measurement basis for effort accomplished. Estimated contract profits are taken into earnings in proportion to recorded sales based on estimated average cost determined using total contract units under order (including exercised options of 426) of 6,092, of which 1,173 units have been completed as of September 30, 2001. Sales under certain long-term, fixed-price defense contracts which, among other things, provide for delivery of minimal quantities or require a significant amount of development effort in relation to total contract value, are recorded using the percentage-of-completion method upon achievement of performance milestones, or using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

Research and Development and Similar Costs — Except for certain arrangements described below, research and development costs are generally expensed as incurred and included as part of cost of sales. Research and development costs charged to expense amounted to approximately $14,321, $14,137 and $10,868, during fiscal 2001, 2000 and 1999, respectively. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Warranty — Provisions for estimated warranty and other related costs are recorded in cost of sales at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed in fiscal 2001, 2000 and 1999 were $12,278, $9,648 and $7,573, respectively.

Advertising — Advertising costs are included in selling, general and administrative expense and are expensed as incurred. These expenses totaled $2,616, $2,132 and $1,804 in fiscal 2001, 2000 and 1999, respectively.

Foreign Currency Translation — The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Resulting translation adjustments are included in "accumulated other comprehensive income (loss)." The Company recorded a $1,727 foreign currency transaction gain in miscellaneous other income in fiscal 2001 related to the purchase of euros prior to the acquisition of the Geesink Norba Group in July 2001. All other foreign currency transaction gains and losses were insignificant for all years presented.

Income Taxes — Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws. Income taxes are provided currently on financial statement earnings of non-U.S. subsidiaries expected to be repatriated. The Company intends to determine annually the amount of undistributed non-U.S. earnings to invest indefinitely in its non-U.S. operations.

Financial Instruments — The carrying amounts of cash equivalents, receivables, accounts payable and variable rate debt approximated fair value as of September 30, 2001 and 2000. The fair value of the Company's $100,000, 8.75% senior subordinated notes was approximately $98,000 and $95,000 at September 30, 2001 and 2000, respectively.

Concentration of Credit Risk — Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and OMFSP leases receivable.

The Company maintains cash and cash equivalents, and certain other financial instruments, with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

Concentration of credit risk with respect to trade accounts and leases receivable is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with the U.S. government, with companies in the ready-mix concrete industry and with several large waste haulers in the United States. The Company does not currently foresee a significant credit risk associated with these receivables.

Derivative Financial Instruments — As of October 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138 (collectively referred to as SFAS No. 133). As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are reported in income.

Upon adoption of SFAS No. 133 on October 1, 2000, the Company recorded a $119 charge to cost of sales as required under the standard.

Stock-Based Compensation — The Company measures compensation cost for stock-based compensation plans using the intrinsic value method of accounting as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosure of the pro forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

Environmental Remediation Costs — The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

Business Combinations and Goodwill and Other Intangible Assets — Historically, the cost of goodwill and other intangible assets has been amortized to expense on a straight line basis over the estimated periods benefited, which ranged from 5 to 40 years.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001 (with early adoption allowed). Application of SFAS No. 141 is required for purchase business combinations completed after June 30, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002. Subject to final analysis, the Company expects application of the non-amortization provisions of the Statements to result in a positive effect on operating income of approximately $7,000 and net income of approximately $6,500 ($0.38 per share) in fiscal 2002. The Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets during the first quarter of fiscal 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company, however it does not expect the impact to be material.

Earnings Per Share — The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

	Fiscal Year Ended September 30,		
	2001	2000	1999
Denominator for basic earnings per share	**16,681,000**	16,073,684	12,727,141
Effect of dilutive options and incentive compensation awards	**407,063**	330,389	324,713
Denominator for dilutive earnings per share	**17,088,063**	16,404,073	13,051,854

Reclassifications — Certain reclassifications have been made to the fiscal 2000 and 1999 financial statements to conform to the fiscal 2001 presentation.

In the fourth quarter of fiscal 2001, the Company adopted provisions of the Emerging Issues Task Force ("EITF") of the FASB Abstract No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Adoption of the provisions of EITF 00-10 resulted in a reclassification of shipping fee revenue to sales, from cost of sales where it had been classified as a reduction of shipping costs. Amounts reclassified only impacted the commercial segment and totaled $5,490 and $5,350 for fiscal 2000 and 1999, respectively.

Common Stock Split — On July 23, 1999, the Board of Directors of the Company authorized a three-for-two split of the Company's Common Stock in the form of a 50% stock dividend. The stock split was effected on August 19, 1999 for shareholders of record at the close of business on August 5, 1999. All references in the Consolidated Financial Statements and the Notes to Consolidated Financial Statements to numbers of shares, per share amounts, stock option data and market prices of the Company's stock have been restated to reflect the stock split.

2. Balance Sheet Information

	September 30,	
Receivables	**2001**	2000
U.S. government:		
Amounts billed	**$ 78,626**	$ 35,932
Costs and profits not billed	**1,512**	5,038
	80,138	40,970
Commercial customers	**126,033**	65,754
Other	**9,062**	2,240
	215,233	108,964
Less allowance for doubtful accounts	**(3,828)**	(2,447)
	$ 211,405	$106,517

In accordance with industry practice, recoverable costs and profits not billed include amounts relating to programs and contracts with multi-year terms, a portion of which is not expected to be realized in one year. Costs and profits not billed generally will become billable upon the Company achieving certain milestones.

Inventories	September 30, 2001	2000
Finished products	**$ 64,049**	$ 53,068
Partially finished products	**104,955**	75,667
Raw materials	**122,484**	95,776
Inventories at FIFO cost	**291,488**	224,511
Less: Progress/performance-based payments on U.S. government contracts	**(20,831)**	(12,313)
Excess of FIFO cost over LIFO cost	**(12,619)**	(10,988)
	$ 258,038	$ 201,210

Title to all inventories related to government contracts, which provide for progress payments, vests with the government to the extent of unliquidated progress/performance-based payments.

Inventory includes the following costs related to the Company's MTVR contract:

	September 30, 2001	2000
Tooling	**$ 3,340**	$ 3,571
Deferred production and retrofit costs	**262**	479
Logistics support development costs	**3,727**	3,888
Engineering	**6,446**	5,942
Test, training and other	**954**	817
	$ 14,729	$ 14,697

Goodwill and Other Intangible Assets	Useful Lives	September 30, 2001	2000
Goodwill	15 - 40 Years	**$ 315,875**	$ 220,433
Distribution network	40 Years	**63,800**	63,800
Non-compete agreements	5 - 15 Years	**40,106**	38,250
Other	5 - 40 Years	**42,744**	23,320
		462,525	345,803
Less accumulated amortization		**(47,248)**	(35,072)
		$ 415,277	$ 310,731

On February 26, 1998, concurrent with the Company's acquisition of McNeilus, the Company and BA Leasing & Capital Corporation ("BALCAP") formed OMFSP, a general partnership, for the purpose of offering lease financing to customers of the Company. Each partner contributed existing lease assets (and in the case of the Company, related notes payable to third party lenders which were secured by such leases) to capitalize the partnership. Leases and related notes payable contributed by the Company were originally acquired in connection with the McNeilus acquisition.

OMFSP manages the contributed assets and liabilities and engages in new vendor lease business providing financing to customers of the Company. OMFSP purchases trucks, truck bodies and concrete batch plants for lease to user-customers. Banks and other financial institutions lend to OMFSP a portion of the purchase price, with recourse solely to OMFSP, secured by a pledge of lease payments due from the user-lessees. Each partner funds one-half of the equity portion of the cost of the new truck and batch plant purchases, and each partner is allocated its proportionate share of OMFSP cash flow and taxable income. Indebtedness of OMFSP is secured by the underlying leases and assets of, and is with recourse to, OMFSP. However, such indebtedness is non-recourse to the Company.

Summarized financial information of OMFSP as of September 30, 2001 and 2000 and for the fiscal years ended September 30, 2001, 2000 and 1999, is as follows:

	September 30, 2001	2000
Cash and cash equivalents	**$ 2,973**	$ 1,867
Investment in sales type leases, net	**204,772**	172,255
Other assets	**869**	491
	$ 208,614	$ 174,613
Notes payable	**$ 166,635**	$ 141,565
Other liabilities	**6,211**	4,368
Partners' equity	**35,768**	28,680
	$ 208,614	$ 174,613

	Fiscal Year Ended September 30, 2001	2000	1999
Interest income	**$ 15,429**	$ 13,132	$ 11,624
Net interest income	**4,048**	3,160	3,499
Excess of revenues over expenses	**3,961**	3,295	3,854

3. Acquisitions

On July 25, 2001, the Company acquired from Powell Duffryn Limited all of the outstanding capital stock of the Geesink Norba Group to expand the Company's presence in Europe to include manufacturing and direct distribution capabilities. The cash purchase price for the acquisition of 156,422 euros, including acquisition costs of 3,954 euros and net of cash acquired, or $137,636 was financed under a new Term B Loan under the Company's senior credit facility. The Geesink Norba Group is a leading European manufacturer of refuse collection truck bodies, mobile and stationary compactors and transfer stations under the Geesink and Norba brands. The Geesink Norba Group is included in the Company's commercial segment.

The operating results of the Geesink Norba Group have been included in the Company's consolidated statements of income from the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition with any excess purchase price allocated to goodwill. The allocation of the purchase price is tentative pending completion of appraisals on assets acquired and finalization of certain restructuring plans. The allocation may change following the completion of these items. Under SFAS Nos. 141 and 142, no goodwill amortization has been recorded for the Geesink Norba Group acquisition in fiscal 2001.

Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis:

Assets Acquired:	
Current assets, excluding cash of $2,044	$ 62,404
Property, plant and equipment	16,189
Intangible assets	7,761
Goodwill	86,213
Total assets acquired	172,567
Liabilities Assumed:	
Current liabilities	34,409
Other long-term liabilities	323
Debt	199
Total liabilities assumed	34,931
Net assets acquired	$137,636

The preliminary valuation of intangible assets consist of $3,889 in assets subject to amortization and $3,872 assigned to trademarks not subject to amortization. The intangible assets subject to amortization consist of $3,783 in internally-developed technology with a 15 year life and $106 of non-compete agreements with a two year life. All the goodwill was assigned to the Company's commercial segment and is expected to be deductible for income tax purposes.

On March 6, 2001, the Company purchased certain machinery and equipment, parts inventory and certain intangible assets from TEMCO, a division of Dallas-based Trinity Industries, Inc. ("TEMCO"). TEMCO, a manufacturer of concrete mixers, batch plants and concrete mixer parts had discontinued its business. Consideration for the purchase was valued at $15,697 and included cash of $8,139 and credits to the seller valued at $7,558 for future purchases of certain concrete placement products from the Company over the next six years.

On October 30, 2000, the Company acquired all of the issued and outstanding capital stock of Medtec for approximately $14,466, including acquisition costs and net of cash acquired. Medtec is a U.S. manufacturer of custom ambulances and rescue vehicles with manufacturing facilities in Indiana and Michigan. The acquisition was financed from available cash and borrowings under the Company's revolving credit facility.

On April 28, 2000, the Company acquired all of the capital stock of Viking for $1,680 in cash (net of cash acquired). Viking is a dealer of new and used equipment primarily in the Company's commercial products segment. On November 1, 1999, the Company acquired the manufacturing assets of Kewaunee and entered into related non-competition agreements for $5,467 in cash plus the assumption of certain liabilities aggregating $2,211. Kewaunee is a fabricator of heavy-steel components for cranes, aerial devices and other equipment. The acquisitions were financed from borrowings under the Company's senior credit facility.

The Geesink Norba Group, Medtec, Viking and Kewaunee acquisitions were accounted for using the purchase method of accounting and, accordingly, their respective operating results were included in the Company's consolidated statements of income beginning July 25, 2001, October 30, 2000, April 28, 2000 and November 1, 1999, respectively. The excess of the purchase price, including acquisition costs, of the Geesink Norba Group, Medtec, Viking and Kewaunee acquisitions over the estimated fair value of the assets acquired and liabilities assumed amounted to $86,213, $6,498, $2,135 and $115, respectively, which has been recorded as goodwill. The purchase price allocation for the Geesink Norba Group acquisition is preliminary and further refinements, which are not expected to be material, are likely to be made.

Pro forma unaudited condensed consolidated operating results of the Company, assuming the Geesink Norba Group, Medtec, Viking and Kewaunee had been acquired as of October 1, 1999, are summarized below:

	Fiscal Year Ended September 30,	
	2001	2000
Net sale	**$ 1,546,996**	$ 1,459,419
Income before extraordinary charge	**51,613**	45,996
Net income	**51,613**	47,191
Earnings per share:		
Before extraordinary charge	**$ 3.09**	$ 2.86
Net income	**3.09**	2.94
Earnings per share assuming dilution:		
Before extraordinary charge	**$ 3.02**	$ 2.81
Net income	**3.02**	2.88

4. Revolving Credit Facility, Long-Term Debt and Extraordinary Charge for Early Retirement of Debt

To finance the Geesink Norba Group acquisition, the Company entered into a Second Amended and Restated Credit Agreement, dated July 23, 2001, which added a $140,000 Term Loan B ($139,650 outstanding at September 30, 2001) to its senior credit facility. The Term Loan B provides for quarterly principal payments of $350, with the balance due in January 2007.

On September 28, 2000, the Company amended its senior credit facility. The amended senior credit facility is comprised of a $60,000 Term Loan A, with balances outstanding of $52,000 and $60,000 at September 30, 2001 and 2000, respectively, and a $170,000 revolving credit facility ($65,200 and $0 outstanding at September 30, 2001 and 2000, respectively), both of which mature in January 2006. Term Loan A requires principal payments of $10,000 in fiscal 2002, $12,000 in fiscal 2003, $14,000 in both fiscal 2004 and fiscal 2005, with the balance of $2,000 payable in fiscal 2006. Principal payments are due in quarterly installments.

The Company recorded an after-tax extraordinary charge of $581 in November 1999 and $239 in September 2000 to record the write-off of deferred financing costs related to the prepayment of $93,500 of debt from proceeds of a common stock offering (see Note 7) and the prepayment of $30,413 of debt in connection with the amendment and restatement of its senior credit facility, respectively. Fiscal 1999 operating results include an after-tax extraordinary charge of $60 related to the write-off of deferred financing costs due to early repayment of debt.

At September 30, 2001, outstanding borrowings of $65,200 and outstanding letters of credit of $15,526 reduced available capacity under the Company's revolving credit facility to $89,274.

Interest rates on borrowings under the Company's senior credit facility are variable and are equal to the "Base Rate" (which is equal to the higher of a bank's reference rate and the federal funds rate plus 0.5%) or the "IBOR Rate" (which is a bank's inter-bank offered rate for U.S. dollars in off-shore markets) plus a margin of 0.625%, 0.625% and 1.25% for IBOR Rate loans under the Company's revolving credit facility, Term Loan A and Term Loan B, respectively, as of September 30, 2001. The margins are subject to adjustment, up or down, based on whether certain financial criteria are met. The weighted average interest rates on borrowings outstanding at September 30, 2001 were 6.287% on the revolving credit facility and 4.545% and 5.160% for Term Loans A and B, respectively.

The Company is charged a 0.40% annual fee with respect to any unused balance under its revolving credit facility, and a 1.875% annual fee with respect to any letters of credit issued under the revolving credit facility. These fees are subject to adjustment if certain financial criteria are met.

Substantially all the domestic tangible and intangible assets of the Company and its subsidiaries (including the stock of certain subsidiaries) are pledged as collateral under the Second Amended and Restated Senior Credit Facility. Among other restrictions, the Second Amended and Restated Senior Credit Facility: (1) limits payments of dividends and purchases of the Company's stock; (2) requires that certain financial ratios be maintained at prescribed levels; (3) restricts the ability of the Company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the Company; and (4) limits investments, dispositions of assets and guarantees of indebtedness. The Company believes that such limitations should not impair its future operating activities.

The Company has $100,000 of 8.75% Senior Subordinated Notes due March 1, 2008 ("Senior Subordinated Notes"). The indenture governing the terms of the Senior Subordinated Notes contains customary affirmative and negative covenants. The Company is in compliance with these covenants. The Senior Subordinated Notes can be redeemed by the Company for a premium after March 1, 2003. In addition to the Company, certain of the Company's subsidiaries fully, unconditionally, jointly and severally guarantee the Company's obligations under the Senior Subordinated Notes (see Note 15).

McNeilus has unsecured notes payable to several of its former shareholders aggregating $2,052 at September 30, 2001 and $2,289 at September 30, 2000. Interest rates on these notes range from 5.7% to 8.0% with annual principal and interest payments ranging from $21 to $155 with maturities through October 2033. Debt at September 30, 2001 and 2000 of $186 and $493, respectively, was assumed as part of the Viking acquisition. This debt matures in fiscal 2002. The interest rates on these notes range from 7.60% to 9.25%. Geesink Norba Group has debt of $192 at September 30, 2001 which was assumed as part of the acquisition. This debt matures in March 2008 with interest rates ranging from 6.75% to 10.50%.

The aggregate annual maturities of long-term debt for the five years succeeding September 30, 2001, are as follows: 2002 — $11,831; 2003 — $13,695; 2004 — $15,620; 2005 — $15,466 and 2006 — $3,468.

5. Income Taxes

Pretax income from continuing operations for the fiscal years ended September 30 was taxed in the following jurisdictions:

	Fiscal Year Ended September 30,		
	2001	2000	1999
Domestic	**$ 77,558**	$ 78,649	$ 50,959
Foreign	**1,255**	—	—
	$ 78,813	$ 78,649	$ 50,959

Significant components of the provision (credit) for income taxes are as follows:

	Fiscal Year Ended September 30,		
	2001	2000	1999
Allocated to Income from Continuing Operations Before Equity in Earnings of Unconsolidated Partnership			
Current:			
Federal	**$ 28,857**	$ 26,021	$ 22,654
Foreign	**439**	—	—
State	**2,762**	3,048	2,029
Total current	**32,058**	29,069	24,683
Deferred:			
Federal	**(2,402)**	1,935	(2,882)
Foreign	**201**	—	—
State	**(496)**	342	(488)
Total deferred	**(2,697)**	2,277	(3,370)
	$ 29,361	$ 31,346	$ 21,313
Allocated to Other Comprehensive Income			
Deferred:			
Federal and state	**$ (2,630)**	$ —	$ 1,153

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

	Fiscal Year Ended September 30,		
	2001	2000	1999
Effective Rate Reconciliation			
U.S. federal tax rate	**35.0%**	35.0%	35.0%
Goodwill amortization	**2.6**	2.5	3.8
State income taxes, net	**2.1**	2.8	2.9
Settlement of tax audits	**(1.8)**	—	—
Foreign sales corporation	**(0.8)**	(0.6)	(0.5)
Other, net	**0.2**	0.2	0.6
	37.3%	39.9%	41.8%

Deferred income tax assets and liabilities are comprised of the following:

	September 30,	
	2001	2000
Deferred Tax Assets and Liabilities		
Deferred tax assets:		
Other current liabilities	**$ 9,355**	$ 8,679
Other long-term liabilities	**9,436**	7,885
Accrued warranty	**6,235**	5,540
Payroll-related obligations	**3,524**	4,035
Other	**598**	—
Total deferred tax assets	**29,148**	26,139
Deferred tax liabilities:		
Intangible assets	**28,273**	29,079
Investment in unconsolidated partnership	**10,024**	10,819
Property, plant and equipment	**9,602**	8,849
Inventories	**4,509**	5,367
Other long-term assets	**1,078**	2,419
Other	**274**	1,312
Total deferred tax liabilities	**53,760**	57,845
Net deferred tax liability	**$ (24,612)**	$ (31,706)

The net deferred tax liability is classified in the consolidated balance sheet as follows:

	September 30,	
	2001	2000
Current net deferred tax asset	**$ 15,722**	$ 14,708
Non-current net deferred tax liability	**(40,334)**	(46,414)
	$ (24,612)	$ (31,706)

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $800 at September 30, 2001. Because the Company plans on distributing those earnings in the form of dividends, or otherwise, the Company has provided for U.S. income taxes, net of any foreign tax credits, on these foreign earnings.

6. Employee Benefit Plans

The Company and certain of its subsidiaries sponsor multiple defined benefit pension plans and postretirement benefit plans covering certain Oshkosh and Pierce employees and certain Oshkosh and Kewaunee retirees and their spouses, respectively. The pension plans provide benefits based on compensation, years of service and date of birth. The postretirement benefit plans provides health benefits based on years of service and date of birth. The Company's policy is to fund the pension plans in amounts that comply with contribution limits imposed by law. Requirements of the Company's postretirement benefit plans are funded as benefit payments are made.

Details regarding the Company's defined benefit pension plans and postretirement benefit plans and amounts recorded in the consolidated financial statements are as follows:

	Pension Benefits		Postretirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation				
Benefit obligation at October 1	**$ 45,392**	$ 41,816	**$ 9,883**	$ 8,744
Service cost	**1,861**	1,741	**421**	349
Interest cost	**3,654**	3,203	**678**	694
Actuarial (gains) losses	**2,278**	170	**(15)**	306
Acquisition of Kewaunee	**—**	—	**—**	262
Benefits paid by the Company	**—**	—	**(426)**	(472)
Benefits paid from plan assets	**(1,549)**	(1,538)	**—**	—
Benefit obligation at September 30	**$ 51,636**	$ 45,392	**$ 10,541**	$ 9,883
Change in plan assets				
Fair value of plan assets at October 1	**$ 51,874**	$ 45,953	**$ —**	$ —
Actual return on plan assets	**(9,841)**	4,966	**—**	—
Company contributions	**2,049**	2,493	**426**	472
Benefits paid from plan assets	**(1,549)**	(1,538)	**—**	—
Benefits paid by the Company	**—**	—	**(426)**	(472)
Fair value of plan assets at September 30	**$ 42,533**	$ 51,874	**$ —**	$ —
Reconciliation of funded status				
Funded status of plan – over (under) funded	**$ (9,103)**	$ 6,482	**$ (10,541)**	$ (9,883)
Unrecognized net actuarial (gains) losses	**13,653**	(3,072)	**(2,517)**	(2,654)
Unrecognized transition asset	**(324)**	(392)	**—**	—
Unamortized prior service cost	**1,520**	1,652	**—**	—
Prepaid (accrued) benefit cost	**$ 5,746**	$ 4,670	**$ (13,058)**	$(12,537)
Recognized in consolidated balance sheet at September 30				
Prepaid benefit cost recorded in other long-term assets	**$ 1,024**	$ 4,670	**$ —**	$ —
Intangible assets	**1,495**	—	**—**	—
Accrued benefit cost recorded in other long-term liabilities	**(3,900)**	—	**(13,058)**	(12,537)
Accumulated other comprehensive loss	**7,127**	—	**—**	—
Prepaid (accrued) benefit cost	**$ 5,746**	$ 4,670	**$ (13,058)**	$ (12,537)
Weighted-average assumptions as of September 30				
Discount rate	**7.50%**	7.75%	**7.50%**	7.75%
Expected return on plan assets	**9.25**	9.25	**n/a**	n/a
Rate of compensation increase	**4.50**	4.50	**n/a**	n/a

	Pension Benefits Fiscal Year Ended September 30,			Postretirement Benefits Fiscal Year Ended September 30,		
	2001	2000	1999	**2001**	2000	1999
Components of net periodic benefit cost						
Service cost	**$ 1,861**	$ 1,741	$ 1,828	**$ 421**	$ 349	$ 461
Interest cost	**3,654**	3,203	2,853	**678**	694	708
Expected return on plan assets	**(4,605)**	(4,023)	(3,450)	**—**	—	—
Amortization of prior service cost	**131**	131	131	**—**	—	—
Amortization of transition asset	**(67)**	(67)	(67)	**—**	—	—
Amortization of net actuarial (gains) losses	**—**	—	155	**(152)**	(111)	—
Net periodic benefit cost	**$ 974**	$ 985	$ 1,450	**$ 947**	$ 932	$ 1,169

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for the Company was 10.0% in fiscal 2001, declining to 5.5% in fiscal 2010. If the health care cost trend rate was increased by 1%, the accumulated postretirement benefit obligation at September 30, 2001 would increase by $721 and net periodic postretirement benefit cost for fiscal 2001 would increase by $113. A corresponding decrease of 1% would decrease the accumulated postretirement benefit obligation at September 30, 2001 by $653 and net periodic postretirement benefit cost for fiscal 2001 would decrease by $101.

As part of the Company's acquisition of the Geesink Norba Group, the Company agreed to establish a retirement plan for employees of a subsidiary in the United Kingdom. Previously, this subsidiary participated in the seller's defined benefit retirement plan. The Company expects that it will have a replacement plan in place sometime in mid fiscal 2002. Until then, the Geesink Norba Group will continue to make contributions to the seller's retirement plan. Contributions made in fiscal 2001 were $26.

The Company maintains supplemental executive retirement plans ("SERPs") for certain executive officers of the Company and its subsidiaries that are unfunded. Expense related to the plans of $531, $409 and $660 was recorded in fiscal 2001, 2000 and 1999, respectively. Amounts accrued as of September 30, 2001 and 2000 related to the plans were $2,650 and $2,145, respectively.

The Company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive Company matching contributions which are based on employee contributions to the plans, subject to certain limitations. Amounts expensed for Company matching contributions were $2,243, $2,120 and $1,684 in fiscal 2001, 2000 and 1999, respectively.

7. Shareholders' Equity

On February 1, 1999, the Board of Directors of the Company adopted a shareholder rights plan and declared a rights dividend of two-thirds of one Preferred Share Purchase Right ("Right") for each share of Common Stock and 40/69 of one Right for each share of Class A Common Stock outstanding on February 8, 1999, and provided that two-thirds of one Right and 40/69 of one Right would be issued with each share of Common Stock and Class A Common Stock, respectively, thereafter issued. The Rights are exercisable only if a person or group acquires 15% or more of the Common Stock and Class A Common Stock or announces a tender offer for 15% or more of the Common Stock and Class A Common Stock. Each Right entitles the holder thereof to purchase from the Company one one-hundredth share of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $145 per one one-hundredth of a share (subject to adjustment), or, upon the occurrence of certain events, Common Stock or common stock of an acquiring company having a market value equivalent to two times the exercise price. Subject to certain conditions, the Rights are redeemable by the Board of Directors for $.01 per Right and are exchangeable for shares of Common Stock. The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%. The Rights have no voting power and initially expire on February 1, 2009.

The Company has a stock restriction agreement with two shareholders owning the majority of the Company's Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock. At that time, or at such earlier time as there are no more than 150,000 shares of Class A Common Stock issued and outstanding, the Company's Articles of Incorporation provide for a mandatory conversion of all Class A Common Stock into Common Stock.

Each share of Class A Common Stock is convertible into Common Stock on a one-for-one basis. During fiscal 2001 and 2000, 4,008 and 3,778 shares of Class A Common Stock were converted into Common Stock. As of September 30, 2001, 418,199 shares of Common Stock are reserved for the conversion of Class A Common Stock.

In July 1995, the Company authorized the buyback of up to 1,500,000 shares of the Company's Common Stock. As of September 30, 2001 and 2000, the Company had purchased 692,302 shares of its Common Stock at an aggregate cost of $6,551.

Dividends are required to be paid on both the Class A Common Stock and Common Stock at any time that dividends are paid on either. Each share of Common Stock is entitled to receive 115% of any dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025 per share. Agreements governing the Company's senior credit facility and senior subordinated notes restrict the Company's ability to pay dividends. Under these agreements, the Company generally may pay dividends in an amount not to exceed $6,000 plus 7.5% of net income.

Holders of the Common Stock have the right to elect or remove as a class 25% of the entire Board of Directors of the Company rounded to the nearest whole number of directors, but not less than one. Holders of Common Stock are not entitled to vote on any other Company matters, except as may be required by law in connection with certain significant actions such as certain mergers and amendments to the Company's Articles of Incorporation, and are entitled to one vote per share on all matters upon which they are entitled to vote. Holders of Class A Common Stock are entitled to elect the remaining directors (subject to any rights granted to any series of Preferred Stock) and are entitled to one vote per share for the election of directors and on all matters presented to the shareholders for vote.

The Common Stock shareholders are entitled to receive a liquidation preference of $5.00 per share before any payment or distribution to holders of the Class A Common Stock. Thereafter, holders of the Class A Common Stock are entitled to receive $5.00 per share before any further payment or distribution to holders of the Common Stock. Thereafter, holders of the Class A Common Stock and Common Stock share on a pro rata basis in all payments or distributions upon liquidation, dissolution or winding up of the Company.

On November 24, 1999, the Company completed the offer and sale of 3,795,000 shares of its Common Stock at $26.00 per share. Proceeds from the offering, net of underwriting discounts and commissions, totaled $93,736 with $93,500 used to repay indebtedness under the Company's senior credit facility (see Note 4).

8. Stock Options and Common Stock Reserved

The Company has reserved 2,098,353 shares of Common Stock at September 30, 2001 to provide for the exercise of outstanding stock options and the issuance of Common Stock under incentive compensation awards and 418,199 shares of Common Stock at September 30, 2001 to provide for conversion of Class A Common Stock to Common Stock, for a total of 2,516,552 shares of Common Stock reserved. Under the 1990 Incentive Stock Plan for Key Employees, as amended (the "Plan"), officers, other key employees and directors may be granted options to purchase shares of the Company's Common Stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on September 19, 2010. Options become exercisable ratably on the first, second, and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

The following table summarizes the transactions under the Plan for the three-year period ended September 30, 2001.

	Number of Options	Weighted-Average Exercise Price
Unexercised options outstanding September 30,1998	1,067,552	$ 11.08
Options granted	210,500	29.89
Options exercised	(199,622)	7.22
Options forfeit	(1,875)	10.43
Unexercised options outstanding September 30, 1999	1,076,555	15.47
Options granted	265,500	32.75
Options exercised	(43,002)	8.39
Options forfeited	(3,500)	12.30
Unexercised options outstanding September 30, 2000	**1,295,553**	**19.26**
Options granted	**260,000**	**39.62**
Options exercised	**(47,275)**	**10.15**
Options forfeited	**—**	**—**
Unexercised options outstanding September 30, 2001	**1,508,278**	**$ 23.05**

	Number of Options	Weighted-Average Exercise Price
Price range $6.08 — $11.17 (weighted-average contractual life of 4.6 years)	**319,778**	**$ 9.27**
Price range $12.75 — $15.75 (weighted-average contractual life of 6.8 years)	**452,500**	**14.40**
Price range $25.17 — $33.13 (weighted-average contractual life of 8.6 years)	**476,000**	**31.49**
Price range $39.11 — $44.00 (weighted-average contractual life of 10.0 years)	**260,000**	**39.62**
Exercisable options at September 30, 2001	**1,001,113**	**16.56**
Shares available for grant at September 30, 2001	**590,075**	

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow APB No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized for grants under the stock option plan. Had compensation cost for the Plan been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	Fiscal Year Ended September 30,		
	2001	2000	1999
Pro forma:			
Net income	**$ 48,971**	$ 48,387	$ 30,313
Per share:			
Net income	**2.94**	3.01	2.38
Net income assuming dilution	**2.87**	2.95	2.32

During the initial phase-in period, as required by SFAS No. 123, the pro forma amounts were determined based on stock option grants subsequent to September 30, 1995. Therefore, the pro forma amounts may not be indicative of the effects of compensation cost on net earnings and earnings per share in future years. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.88% in 2001, 5.99% in 2000 and 5.82% in 1999; dividend yields of 0.87% in 2001, 1.05% in 2000 and 1.13% in 1999; expected common stock market price volatility factor of .328 in 2001, .325 in 2000 and .335 in 1999; and a weighted-average expected life of the options of six years. The weighted-average fair value of options granted in 2001, 2000 and 1999 was $14.06, $12.64 and $11.57 per share, respectively.

9. Operating Leases

Total rental expense for plant and equipment charged to operations under noncancelable operating leases was $2,775, $1,723 and $937 in fiscal 2001, 2000 and 1999, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 2002 — $3,434; 2003 — $2,317; 2004 — $1,629; 2005 — $612; and 2006 — $206.

10. Contingencies, Significant Estimates and Concentrations

As part of its routine business operations, the Company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third party disposal and recycling facilities, which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency ("EPA") or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act (the "Superfund" law) and similar state laws, each potentially responsible party ("PRP") that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up these sites. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

As to one such Superfund site, Pierce is one of 393 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently, a report of the remedial investigation/feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, the Company believes its liability at the site will not be material and its share is adequately covered through reserves established by the Company at September 30, 2001. Actual liability could vary based on results of the study, the resources of other PRPs and the Company's final share of liability.

The Company is addressing a regional trichloroethylene ("TCE") groundwater plume on the south side of Oshkosh, Wisconsin. The Company believes there may be multiple sources in the area. TCE was detected at the Company's North Plant facility with testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the Company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional TCE groundwater investigation, the Company conducted a groundwater investigation of a former landfill located on Company property. The landfill, acquired by the Company in 1972, is approximately 2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the Company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the Company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the Company at September 30, 2001. However, this may change as investigations proceed by the Company, other unrelated property owners and the government.

The Company is subject to other environmental matters and legal proceedings and claims, including patent, antitrust, product liability and state dealership regulation compliance proceedings that arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to such matters and claims, will not have a material adverse effect on the Company's financial condition or results of operations. Actual results could vary, among other things, due to the uncertainties involved in litigation.

The Company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling approximately $1,000 at September 30, 2001. The Company is also contingently liable under bid, performance and specialty bonds totaling approximately $122,280 and open standby letters of credit issued by the Company's bank in favor of third parties totaling $15,526 at September 30, 2001.

Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. At September 30, 2001 and 2000, the Company has reserved $18,338 and $15,519, respectively, for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's historical experience. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for future claims up to $250 to $750 per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. At September 30, 2001 and 2000, the reserve for product and general liability claims was $13,817 and $12,276, respectively, based on available information. There is inherent uncertainty as to the eventual resolution of unsettled claims. Management, however, believes that any losses in excess of established reserves will not have a material effect on the Company's financial condition or results of operations.

The Company's defense segment derives a significant portion of its revenue from the U.S. DoD, as follows:

	Fiscal Year Ended September 30,		
	2001	2000	1999
U.S. DoD	**$ 390,172**	$ 259,614	$ 218,017
Export	**32,960**	16,227	4,518
Total defense sales	**$ 423,132**	$ 275,841	$ 222,535

U.S. DoD sales include $42,179, $42,207 and $180 in fiscal 2001, 2000 and 1999, respectively, for products sold internationally under the Foreign Military Sales ("FMS") Program.

Inherent in doing business with the U.S. DoD are certain risks, including technological changes and changes in levels of defense spending. All U.S. DoD contracts contain a provision that they may be terminated at any time at the convenience of the government. In such an event, the Company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

11. Unaudited Quarterly Results

	Fiscal Year Ended September 30, 2001				Fiscal Year Ended September 30, 2000			
	4th Quarter	**3rd Quarter**	**2nd Quarter**	**1st Quarter**	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	**$413,608**	**$405,790**	**$343,367**	**$282,528**	$359,181	$393,215	$332,177	$244,943
Gross income	**64,403**	**56,319**	**50,504**	**43,267**	54,394	58,802	49,761	39,977
Income from:								
Continuing operations	**17,648**	**13,709**	**11,284**	**8,223**	14,625	15,274	11,913	6,696
Discontinued operations	—	—	—	—	—	—	2,015	—
Extraordinary charge	—	—	—	—	(239)	—	—	(581)
Net income	**17,648**	**13,709**	**11,284**	**8,223**	14,386	15,274	13,928	6,115
Earnings per share:								
Continuing operations	**$ 1.06**	**$ 0.82**	**$ 0.68**	**$ 0.49**	$ 0.87	$ 0.92	$ 0.72	$ 0.46
Discontinued operations	—	—	—	—	—	—	0.12	—
Extraordinary charge	—	—	—	—	(0.01)	—	—	(0.04)
Net income	**1.06**	**0.82**	**0.68**	**0.49**	0.86	0.92	0.84	0.42
Earnings per share assuming dilution:								
Continuing operations	**$ 1.03**	**$ 0.80**	**$ 0.66**	**$ 0.48**	$ 0.86	$ 0.90	$ 0.70	$ 0.46
Discontinued operations	—	—	—	—	—	—	0.12	—
Extraordinary charge	—	—	—	—	(0.01)	—	—	(0.04)
Net income	**1.03**	**0.80**	**0.66**	**0.48**	0.85	0.90	0.82	0.42
Dividends per share:								
Class A Common Stock	**$0.07500**	**$0.07500**	**$0.07500**	**$0.07500**	$0.07500	$0.07500	$0.07500	$0.07500
Common Stock	**0.08625**	**0.08625**	**0.08625**	**0.08625**	0.08625	0.08625	0.08625	0.08625

In the fourth quarter of fiscal 2001, the Company adopted provisions of EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs" (see Note 1). All prior periods presented have been retroactively restated to conform with the current presentation. In the fourth quarter of fiscal 2001, the Company recorded a $1,727 foreign currency transaction gain related to the movement in the exchange rate for euros to the U.S. dollar during the period the Company held euros prior to the acquisition of the Geesink Norba Group.

In the fourth quarter of fiscal 2000, the Company recorded a $385 non-cash charge ($239 after-tax) for the write-off of deferred financing costs related to debt which was prepaid on September 28, 2000 in connection with the refinancing of the Company's senior credit facility. The after-tax amount has been recorded as an extraordinary charge.

12. Discontinued Operations

In fiscal 2000, the Company entered into a technology transfer agreement and collected certain previously written-off receivables from a foreign affiliate, as part of the disposition of a business that the Company exited in 1995. Gross proceeds of $3,250, less income taxes of $1,235, or $2,015 has been recorded as a gain on disposal of discontinued operations.

13. Financial Instruments

Derivative Financial Instruments—The Company uses derivatives for hedging purposes. Following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair Value Hedging Strategy—The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies, primarily Canadian dollars. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar-equivalent cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates. During fiscal 2001, net losses related to hedge ineffectiveness included in income was immaterial.

At September 30, 2001, the Company had outstanding forward foreign exchange contracts to sell 927 Canadian dollars over a period of two months.

Cash Flow Hedging Strategy—To protect against an increase in cost of forecasted purchases of foreign-sourced component parts denominated in euros over a 12-month period, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted purchases denominated in euros with forward contracts. When the U.S. dollar weakens against the euro, increased foreign currency payments are offset by gains in the value of the forward contracts. Conversely, when the U.S. dollar strengthens against the euro, reduced foreign currency payments are offset by losses in the value of the forward contracts.

The Company does not have any forward foreign exchange contracts outstanding at September 30, 2001. During fiscal 2001, net losses related to hedge ineffectiveness included in income was immaterial. At September 30, 2001, the Company expects to reclassify $13 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to sales of product containing foreign-sourced component parts.

14. Business Segment Information

The Company is organized into three reportable segments based on the internal organization used by management for making operating decisions and measuring performance and based on the similarity of customers served and economic results attained. Segments are as follows:

Commercial—This segment includes McNeilus, the Geesink Norba Group, Viking and the commercial division of Oshkosh. McNeilus and Oshkosh manufacture, market and distribute concrete mixer systems, portable concrete batch plants and truck components. McNeilus and the Geesink Norba Group manufacture, market and distribute refuse truck bodies and the Geesink Norba Group manufactures and markets waste collection systems. Viking sells and distributes concrete mixer systems. Sales are made to commercial and municipal customers in the U.S. and abroad.

Fire and emergency—This segment includes Pierce, Medtec, the aircraft, rescue and firefighting and snow removal divisions of Oshkosh and Kewaunee. These units manufacture and market commercial and custom fire trucks and emergency vehicles primarily for fire departments, airports and other governmental units in the U.S. and abroad.

Defense—This segment consists of a division of Oshkosh that manufactures heavy- and medium-payload tactical trucks and supply parts for the U.S. military and to other militaries around the world.

The Company evaluates performance and allocates resources based on profit or loss from segment operations before interest income and expense, income taxes and non-recurring items. Intersegment sales are not significant. The accounting policies of the reportable segments are the same as those described in Note 1.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The caption "Corporate and other" includes corporate related items, results of insignificant operations, intersegment eliminations and income and expense not allocated to reportable segments.

Selected financial data by business segment is as follows:

	Fiscal Year Ended September 30, 2001	2000	1999
Net sales to unaffiliated customers:			
Commercial	**$ 559,871**	$ 663,819	$ 613,028
Fire and emergency	**463,919**	390,659	336,241
Defense	**423,132**	275,841	222,535
Corporate and other	**(1,629)**	(803)	(1,500)
Consolidated	**$ 1,445,293**	$ 1,329,516	$ 1,170,304
Operating income (loss):			
Commercial	**$ 29,891**	$ 54,654	$ 48,995
Fire and emergency	**45,841**	32,922	26,758
Defense	**39,545**	30,119	22,878
Corporate and other	**(16,981)**	(19,644)	(22,418)
Consolidated operating income	**98,296**	98,051	76,213
Net interest expense	**(21,236)**	(20,063)	(25,984)
Miscellaneous other	**1,753**	661	730
Income from continuing operations before income taxes, equity in earnings of unconsolidated partnership and extraordinary charge	**$ 78,813**	$ 78,649	$ 50,959

	Fiscal Year Ended September 30, 2001	2000	1999
Depreciation and amortization:			
Commercial	**$ 14,241**	$ 11,547	$ 10,949
Fire and emergency	**9,973**	8,979	8,156
Defense	**3,471**	2,833	2,810
Corporate and other	**812**	859	1,242
Consolidated	**$ 28,497**	$ 24,218	$ 23,157
Capital expenditures:			
Commercial	**$ 5,555**	$ 11,053	$ 9,317
Fire and emergency	**5,813**	5,016	6,125
Defense	**7,125**	6,578	2,557
Consolidated	**$ 18,493**	$ 22,647	$ 17,999

	September 30, 2001	2000	1999
Identifiable assets:			
Commercial:			
U.S. [a]	**$ 413,149**	$ 385,622	$ 381,199
Netherlands	**114,859**	—	—
Other European	**66,837**	—	—
Total Commercial	**594,845**	385,622	381,199
Fire and emergency—U.S.	**315,565**	288,904	276,692
Defense—U.S.	**168,400**	108,528	85,796
Corporate and other—U.S.	**10,458**	13,326	9,603
Consolidated	**$ 1,089,268**	$ 796,380	$ 753,290

[a]Includes investment in unconsolidated partnership.

The following table presents net sales by geographic region based on product shipment destination.

	Fiscal Year Ended September 30, 2001	2000	1999
Net sales:			
United States	**$ 1,314,930**	$ 1,227,038	$ 1,118,564
Other North America	**7,343**	7,429	7,822
Europe and Middle East	**93,263**	68,317	21,713
Other	**29,757**	26,732	22,205
Consolidated	**$ 1,445,293**	$ 1,329,516	$ 1,170,304

15. Subsidiary Guarantors

The following tables present condensed consolidating financial information for: (a) the Company; (b) on a combined basis, the guarantors of the Senior Subordinated Notes, which include all of the wholly-owned subsidiaries of the Company ("Subsidiary Guarantors") other than the Geesink Norba Group, McNeilus Financial Services, Inc. and Oshkosh/McNeilus Financial Services, Inc., which are the only non-guarantor subsidiaries of the Company ("Non-Guarantor Subsidiaries"); and (c) on a combined basis, the Non-Guarantor Subsidiaries. Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are jointly, severally, and unconditionally liable under the guarantees, and the Company believes separate financial statements and other disclosures regarding the Subsidiary Guarantors are not material to investors.

The Company is comprised of Wisconsin and Florida manufacturing operations and certain corporate management, information services and finance functions. Borrowings and related interest expense under the Company's senior credit facility and the Senior Subordinated Notes are charged to the Company. The Company has allocated a portion of this interest expense to certain Subsidiary Guarantors through formal lending arrangements. There are presently no management fee arrangements between the Company and its Non-Guarantor Subsidiaries.

Condensed Consolidating Statement of Income
Fiscal Year Ended September 30, 2001
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 588,590	$ 864,170	$ 18,860	$ (26,327)	$ 1,445,293
Cost of sales	511,363	731,055	14,887	(26,505)	1,230,800
Gross income	77,227	133,115	3,973	178	214,493
Operating expenses:					
Selling, general and administrative	43,949	57,460	2,613	—	104,022
Amortization of goodwill and other intangibles	1	12,130	44	—	12,175
Total operating expenses	43,950	69,590	2,657	—	116,197
Operating income	33,277	63,525	1,316	178	98,296
Other income (expense):					
Interest expense	(24,310)	(23,885)	(1,656)	27,565	(22,286)
Interest income	20,252	6,697	1,666	(27,565)	1,050
Miscellaneous, net	12,177	(10,422)	(2)	—	1,753
	8,119	(27,610)	8	—	(19,483)
Income before items noted below	41,396	35,915	1,324	178	78,813
Provision for income taxes	13,445	15,385	465	66	29,361
	27,951	20,530	859	112	49,452
Equity in earnings of subsidiaries and unconsolidated partnership, net of income taxes	22,913	1,467	1,412	(24,380)	1,412
Net income	$ 50,864	$ 21,997	$ 2,271	$ (24,268)	$ 50,864

Condensed Consolidating Statement of Income
Fiscal Year Ended September 30, 2000
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 479,349	$ 875,027	$ —	$ (24,860)	$ 1,329,516
Cost of sales	412,630	738,603	—	(24,651)	1,126,582
Gross income	66,719	136,424	—	(209)	202,934
Operating expenses:					
Selling, general and administrative	41,108	52,260	356	—	93,724
Amortization of goodwill and other intangibles	—	11,159	—	—	11,159
Total operating expenses	41,108	63,419	356	—	104,883
Operating income (loss)	25,611	73,005	(356)	(209)	98,051
Other income (expense):					
Interest expense	(18,863)	(8,368)	(25)	6,300	(20,956)
Interest income	267	6,855	71	(6,300)	893
Miscellaneous, net	11,836	(11,763)	588	—	661
	(6,760)	(13,276)	634	—	(19,402)
Income before items noted below	18,851	59,729	278	(209)	78,649
Provision for income taxes	6,564	24,755	106	(79)	31,346
	12,287	34,974	172	(130)	47,303
Equity in earnings of subsidiaries *and unconsolidated partnership,* net of income taxes	36,221	1,377	1,205	(37,598)	1,205
Income from continuing operations	48,508	36,351	1,377	(37,728)	48,508
Gain on disposal of discontinued operations	2,015	—	—	—	2,015
Extraordinary charge	(820)	—	—	—	(820)
Net income	$ 49,703	$ 36,351	$ 1,377	$ (37,728)	$ 49,703

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Condensed Consolidating Statement of Income
Fiscal Year Ended September 30, 1999
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 411,089	$ 771,899	$ —	$ (12,684)	$ 1,170,304
Cost of sales	360,191	649,416	—	(12,684)	996,923
Gross income	50,898	122,483	—	—	173,381
Operating expenses:					
Selling, general and administrative	41,100	44,567	329	—	85,996
Amortization of goodwill and other intangibles	—	11,172	—	—	11,172
Total operating expenses	41,100	55,739	329	—	97,168
Operating income (loss)	9,798	66,744	(329)	—	76,213
Other income (expense):					
Interest expense	(24,817)	(8,227)	—	6,300	(26,744)
Interest income	282	6,725	53	(6,300)	760
Miscellaneous, net	95	205	430	—	730
	(24,440)	(1,297)	483	—	(25,254)
Income (loss) before items noted below	(14,642)	65,447	154	—	50,959
Provision (credit) for income taxes	(5,706)	26,961	58	—	21,313
	(8,936)	38,486	96	—	29,646
Equity in earnings of subsidiaries and unconsolidated partnership, net of income taxes	40,127	1,641	1,545	(41,768)	1,545
Income before extraordinary charge	31,191	40,127	1,641	(41,768)	31,191
Extraordinary charge	(60)	—	—	—	(60)
Net income	$ 31,131	$ 40,127	$ 1,641	$ (41,768)	$ 31,131

Condensed Consolidating Balance Sheet
September 30, 2001
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 4,726	$ 3,394	$ 3,192	$ —	$ 11,312
Receivables, net	104,662	74,814	33,633	(1,704)	211,405
Inventories	82,873	145,635	29,561	(31)	258,038
Prepaid expenses and other	11,525	9,644	1,226	—	22,395
Total current assets	203,786	233,487	67,612	(1,735)	503,150
Investment in and advances to:					
Subsidiaries	575,807	8,591	—	(584,398)	—
Unconsolidated partnership	—	—	18,637	—	18,637
Other long-term assets	6,080	4,095	101	—	10,276
Net property, plant and equipment	36,286	88,783	16,859	—	141,928
Goodwill and other intangible assets, net	884	317,269	97,124	—	415,277
Total assets	$ 822,843	$ 652,225	$ 200,333	$ (586,133)	$ 1,089,268
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable	$ 41,703	$ 42,143	$ 25,722	$ (1,704)	$ 107,864
Floor plan notes payable	—	19,271	—	—	19,271
Customer advances	3,568	54,502	—	—	58,070
Payroll-related obligations	8,881	12,483	5,720	—	27,084
Accrued warranty	8,813	7,799	1,726	—	18,338
Other current liabilities	42,637	27,567	1,339	—	71,543
Revolving credit facility and current maturities of long-term debt	76,600	426	5	—	77,031
Total current liabilities	182,202	164,191	34,512	(1,704)	379,201
Long-term debt	280,250	1,812	187	—	282,249
Deferred income taxes	(5,764)	35,119	10,979	—	40,334
Other long-term liabilities	23,791	16,667	—	—	40,458
Investment by and advances from (to) Parent	—	434,436	154,655	(589,091)	—
Shareholders' equity	342,364	—	—	4,662	347,026
Total liabilities and shareholders' equity	$ 822,843	$ 652,225	$ 200,333	$ (586,133)	$ 1,089,268

Condensed Consolidating Balance Sheet
September 30, 2000
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 13,034	$ 499	$ 36	$ —	$ 13,569
Receivables, net	60,868	47,473	272	(2,096)	106,517
Inventories	59,552	141,867	—	(209)	201,210
Prepaid expenses and other	12,153	7,836	143	—	20,132
Total current assets	145,607	197,675	451	(2,305)	341,428
Investment in and advances to:					
Subsidiaries	382,723	4,308	—	(387,031)	—
Unconsolidated partnership	—	—	15,179	—	15,179
Other long-term assets	8,019	1,980	284	—	10,283
Net property, plant and equipment	30,196	88,563	—	—	118,759
Goodwill and other intangible assets, net	—	310,731	—	—	310,731
Total assets	$ 566,545	$ 603,257	$ 15,914	$ (389,336)	$ 796,380
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable	$ 39,602	$ 46,704	$ 5	$ (2,096)	$ 84,215
Floor plan notes payable	—	23,925	—	—	23,925
Customer advances	3,114	55,353	26	—	58,493
Payroll-related obligations	10,642	12,792	31	—	23,465
Accrued warranty	6,867	8,652	—	—	15,519
Other current liabilities	25,908	24,695	164	—	50,767
Revolving credit facility and current maturities of long-term debt	8,000	237	307	—	8,544
Total current liabilities	94,133	172,358	533	(2,096)	264,928
Long-term debt	152,000	2,052	186	—	154,238
Deferred income taxes	(905)	36,432	10,887	—	46,414
Other long-term liabilities	20,260	9,483	—	—	29,743
Investment by and advances from (to) Parent	—	382,932	4,308	(387,240)	—
Shareholders' equity	301,057	—	—	—	301,057
Total liabilities and shareholders' equity	$ 566,545	$ 603,257	$ 15,914	$ (389,336)	$ 796,380

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2001
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:					
Net income	$ 50,864	$ 21,997	$ 2,271	$(24,268)	$ 50,864
Non-cash adjustments	4,612	20,952	(2,057)	—	23,507
Changes in operating assets and liabilities	(48,063)	(34,810)	310	(178)	(82,741)
Net cash provided from (used for) operating activities	7,413	8,139	524	(24,446)	(8,370)
Investing activities:					
Acquisitions of businesses, net of cash acquired	(3,954)	(22,580)	(133,707)	—	(160,241)
Investments in and advances to subsidiaries	(189,846)	26,885	138,515	24,446	—
Additions to property, plant and equipment	(11,875)	(6,113)	(505)	—	(18,493)
Other	(458)	(2,948)	(1,223)	—	(4,629)
Net cash provided from (used for) investing activities	(206,133)	(4,756)	3,080	24,446	(183,363)
Financing activities:					
Net borrowings under revolving credit facility	65,200	—	—	—	65,200
Proceeds from issuance of long-term debt	140,000	—	—	—	140,000
Repayment of long-term debt	(8,350)	(488)	(70)	—	(8,908)
Debt issuance costs	(1,183)	—	—	—	(1,183)
Dividends paid	(5,735)	—	—	—	(5,735)
Other	480	—	—	—	480
Net cash provided from (used for) financing activities	190,412	(488)	(70)	—	189,854
Effect of exchange rate changes on cash	—	—	(378)	—	(378)
Increase (decrease) in cash and cash equivalents	(8,308)	2,895	3,156	—	(2,257)
Cash and cash equivalents at beginning of year	13,034	499	36	—	13,569
Cash and cash equivalents at end of year	$ 4,726	$ 3,394	$ 3,192	$ —	$ 11,312

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 2000
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:					
Income from continuing operations	$ 48,508	$ 36,351	$ 1,377	$(37,728)	$ 48,508
Non-cash adjustments	5,967	18,999	(426)	—	24,540
Changes in operating assets and liabilities	100	(13,434)	(10,240)	209	(23,365)
Net cash provided from (used for) operating activities	54,575	41,916	(9,289)	(37,519)	49,683
Investing activities:					
Acquisitions of businesses, net of cash acquired	(5,467)	(1,752)	72	—	(7,147)
Investments in and advances to subsidiaries	(19,681)	(28,359)	10,521	37,519	—
Additions to property, plant and equipment	(10,962)	(11,685)	—	—	(22,647)
Other	(719)	(699)	(947)	—	(2,365)
Net cash provided from (used for) investing activities	(36,829)	(42,495)	9,646	37,519	(32,159)
Net cash provided from discontinued operations	2,015	—	—	—	2,015
Financing activities:					
Net repayments under revolving credit facility	(5,000)	—	—	—	(5,000)
Proceeds from issuance of long-term debt	30,913	—	—	—	30,913
Repayment of long-term debt	(123,913)	(259)	(423)	—	(124,595)
Debt issuance costs	(795)	—	—	—	(795)
Proceeds from Common Stock offering	93,736	—	—	—	93,736
Costs of Common Stock offering	(334)	—	—	—	(334)
Dividends paid	(5,392)	—	—	—	(5,392)
Other	360	—	—	—	360
Net cash used for financing activities	(10,425)	(259)	(423)	—	(11,107)
Increase (decrease) in cash and cash equivalents	9,336	(838)	(66)	—	8,432
Cash and cash equivalents at beginning of year	3,698	1,337	102	—	5,137
Cash and cash equivalents at end of year	$ 13,034	$ 499	$ 36	$ —	$ 13,569

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended September 30, 1999
(In thousands)

	Company	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:					
Income before extraordinary charge	$ 31,191	$ 40,127	$ 1,641	$ (41,768)	$ 31,191
Non-cash adjustments	4,005	18,491	(5,143)	—	17,353
Changes in operating assets and liabilities	(11,739)	3,893	(1,650)	—	(9,496)
Net cash provided from (used for) operating activities	23,457	62,511	(5,152)	(41,768)	39,048
Investing activities:					
Investments in and advances to subsidiaries	5,992	(47,872)	112	41,768	—
Additions to property, plant and equipment	(4,261)	(13,738)	—	—	(17,999)
Other	238	(287)	3,564	—	3,515
Net cash provided from (used for) investing activities	1,969	(61,897)	3,676	41,768	(14,484)
Financing activities:					
Net repayments under revolving credit facility	(1,000)	—	—	—	(1,000)
Repayment of long-term debt	(19,000)	(256)	—	—	(19,256)
Dividends paid	(4,226)	—	—	—	(4,226)
Other	1,433	—	—	—	1,433
Net cash used for financing activities	(22,793)	(256)	—	—	(23,049)
Increase (decrease) in cash and cash equivalents	2,633	358	(1,476)	—	1,515
Cash and cash equivalents at beginning of year	1,065	979	1,578	—	3,622
Cash and cash equivalents at end of year	$ 3,698	$ 1,337	$ 102	$ —	$ 5,137

FINANCIAL HIGHLIGHTS

Selected Historical Consolidated Financial Data.

Fiscal Year Ended September 30,
(In thousands, except per share amounts)

	2001[6]	2000[7]	1999	1998[8]	1997
Net sales[1]	**$1,445,293**	$1,329,516	$1,170,304	$905,888	$683,877
Operating income	**98,296**	98,051	76,213	48,720	28,785
Income from continuing operations[2]	**50,864**	48,508	31,191	16,253	10,006
Per share assuming dilution	**2.98**	2.96	2.39	1.27	0.78
Income from discontinued operations[3]	**—**	2,015	—	—	—
Per share assuming dilution[3]	**—**	0.12	—	—	—
Net income[4]	**50,864**	49,703	31,131	15,068	10,006
Per share assuming dilution [4]	**2.98**	3.03	2.39	1.18	0.78
Dividends per share:					
Class A Common Stock	**.300**	.300	.292	.290	.290
Common Stock	**.345**	.345	.336	.333	.333
Total assets	**1,089,268**	796,380	753,290	685,039	420,394
Expenditures for property, plant and equipment	**18,493**	22,647	17,999	13,444	6,574
Depreciation	**15,510**	12,200	10,743	9,515	9,382
Amortization of goodwill, other intangible assets and deferred financing costs	**12,987**	12,018	12,414	9,183	4,688
Net working capital	**123,949**	76,500	46,709	42,030	51,483
Long-term debt (including current maturities)[5]	**359,280**	162,782	260,548	280,804	135,000
Shareholders' equity[5]	**347,026**	301,057	162,880	131,296	120,900
Book value per share[5]	**20.76**	18.06	12.70	10.39	9.70
Backlog	**799,000**	608,000	487,000	377,000	361,000

[1] In fiscal 2001, the Company adopted provisions of EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Adoption of provisions of EITF No. 00-10 resulted in a reclassification of shipping fee revenue to sales, from cost of sales where it had been classified as a reduction of shipping costs. Adoption did not have any impact on reported earnings. Sales for all previous periods have been retroactively restated to conform with the current year presentation.

[2] Fiscal 2001 includes a $1,727 one-time foreign currency transaction gain in connection with euros acquired prior to the purchase of the Geesink Norba Group and includes a $1,400 reduction in income tax expense related to settlement of certain income tax audits.

[3] In fiscal 2000, the Company recorded a $2,015 after-tax gain resulting from a technology transfer agreement and collection of previously written-off receivables related to the Company's former bus chassis joint venture in Mexico.

[4] Includes after-tax extraordinary charges of $820 ($0.05 per share) in 2000, $60 ($0.00 per share) in 1999 and $1,185 ($0.09 per share) in 1998 related to early retirement of debt.

[5] On November 24, 1999, the Company prepaid $93,500 of term debt under its senior credit facility from proceeds of the sale of 3,795,000 shares of Common Stock. On July 23, 2001 the Company amended and restated its senior credit facility and borrowed $140,000 under a new Term Loan B note in connection with the acquisition of the Geesink Norba Group. See Note 4 to Notes to Consolidated Financial Statements.

[6] On October 30, 2000, the Company acquired for $14,466 in cash all of the issued and outstanding capital stock of Medtec. On March 6, 2001, the Company purchased certain assets from TEMCO for cash of $8,139 and credits to the seller valued at $7,558, for total consideration of $15,697. On July 25, 2001, the Company acquired for $137,636 in cash all of the issued and outstanding capital stock of the Geesink Norba Group. Amounts include acquisition costs and are net of cash acquired. See Note 3 to Notes to Consolidated Financial Statements.

[7] On November 1, 1999 the Company acquired assets, assumed certain liabilities and entered into related non-compete agreements for Kewaunee for $5,467 in cash. On April 28, 2000, the Company acquired for cash, all of the issued and outstanding capital stock of Viking for $1,680. See Note 3 to Notes to Consolidated Financial Statements.

[8] On February 26, 1998, the Company acquired for cash all of the issued and outstanding capital stock of McNeilus and entered into related non-compete and ancillary agreements for $217,581.

Dividends and Common Stock Price*

It is the Company's intention to declare and pay dividends on a regular basis. However, the payment of future dividends is at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the Company's general financial condition, general business conditions and other factors. When the Company pays dividends, it pays a dividend on each share of Common Stock equal to 115% of the amount paid on each share of Class A Common Stock. The agreements governing the Company's subordinated debt and bank debt restrict its ability to pay dividends on Common Stock and Class A Common Stock. For fiscal 2002, the terms of the Company's senior credit facility generally limit the aggregate amount of all dividends the Company may pay on its common equity during that period to an amount equal to $6 million plus 7.5% of consolidated net income.

The Company's Common Stock is quoted on the Nasdaq National Market. As of September 30, 2001, there were 847 holders of record of the Company's Common Stock and 92 holders of record of the Company's Class A Common Stock. The following table sets forth prices reflecting actual sales as reported on the Nasdaq National Market.

	Fiscal 2001		Fiscal 2000	
Quarter Ended	**High**	**Low**	High	Low
September	**$ 45.00**	**$ 34.63**	$ 40.00	$ 30.81
June	**44.75**	**34.75**	38.50	28.75
March	**49.38**	**31.88**	34.88	21.63
December	**44.00**	**33.25**	34.75	24.88

*There is no established public trading market for Class A Common Stock.

SHAREHOLDERS' INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of Oshkosh Truck Corporation will be held on Friday, February 8, 2002, at 10:00 a.m. at the Experimental Aircraft Museum,
3000 Poberezny Road
Oshkosh, Wisconsin, USA.

STOCK LISTING

Oshkosh Truck Corporation Common Stock is quoted on the National Market System of the National Association of Securities Dealers Automated Quotations ("NASDAQ"). The trading symbol is OTRKB.

FORM 10-K

Copies of Oshkosh's Form 10-K as filed with the Securities and Exchange Commission are available free of charge by visiting the Oshkosh web site, or by contacting:
Virginia Abel
Oshkosh Truck Corporation
P.O. Box 2566
Oshkosh, Wisconsin, 54903-2566
(920) 235-9151, ext. 2296

TRANSFER AGENT & REGISTRAR

Firstar Bank, N.A.
P.O. Box 2077
Milwaukee, Wisconsin, 53201

INDEPENDENT AUDITORS

Arthur Andersen LLP
100 East Wisconsin Avenue
Milwaukee, Wisconsin, 53202

CORPORATE HEADQUARTERS

2307 Oregon Street,
Oshkosh, Wisconsin, 54902

MAILING ADDRESS & TELEPHONE

Oshkosh Truck Corporation
P.O. Box 2566
Oshkosh, Wisconsin, USA 54903-2566
(920) 235-9150

INTERNET ADDRESS

For company facts, news releases and product information, visit Oshkosh Truck on the Internet at:
http://www.oshkoshtruck.com

OSHKOSH

P.O. Box 2566
Oshkosh, WI USA 54903-2566
920.235.9150

OSHKOSH TRUCK CORPORATION

www.oshkoshtruck.com